AMERCO

Holding Company of the U-Haul System

AMERCO/NV AR/S
P.E. 3/31/02

02050388

PROCESSED
AUG 08 2002
THOMSON FINANCIAL


U-HAUL
Where Will U Go Next?
MOVING?
15,000 Locations
Your Helping Hands Along The Way
U-HAUL
RIGHT EQUIPMENT / LOWEST COST
www.uhaul.com
Gentle-Ride Van
EL 5518 H

2002 ANNUAL REPORT



Dear Fellow Shareholders,

AMERCO finished under its profit goal. This shortfall to goal was the result of underwriting losses incurred by Republic Western Insurance from business poorly contracted in 1998, 1999 and 2000. This bad business has been in run-off mode for about one year. Run-off should be complete by this time next year. Last year Rep West had 57,000 nonstandard auto policies in force. Presently, there are 400. Rep West is shifting back to profitability. Our study indicates that there are no hidden liabilities. Rep West is turning around.

On a positive note, insurance operations had minimal exposure to September 11. U-Haul had a prosperous year. Margins increased due to better cost management and overall revenue growth.

During Fiscal 2002, we launched eMove. Our U-Haul and eMove Web sites are fast becoming the eMarketplace for the moving and storage public. Five years of effort has generated an advantage for our customers and for our company. Log onto these sites and see what our effort has produced. This is the future. U-Haul is committed.

Take a few minutes to read the following report. I invite you to stop by a U-Haul location in your neighborhood. I believe our performance merits your continued support and the patronage of you and your friends.

Sincerely,

E.J. (Joe) Shoen

CONTENTS

The following are registered trademarks, trademarks or service marks and trade names:

U-HAUL®, AMERCO®, eMove®, In-Town®, Web C.A.R.D.®, WebSelfStorage™, webselfstorage.com℠, uhaul.com℠



EARNINGS PER SHARE
97 98 99 00 01 02
.64 1.90 2.26 0.56 0.49
REVENUES
Billions
97 98 99 00 01 02
1.39 1.45 1.59 1.72 1.89 2.06
NET EARNINGS
Millions
97 98 99 00 01 02
51.87 34.73 272
TRUCK & TRAILER TRANSACTIONS
97 98 99 00 01 02
9.24
NUMBER OF TRUCKS
Thousands
97 98 99 00 01 02
80.39 93.42 97.21 100.4 97.0
U-HAUL LOCATIONS
Thousands
97 98 99 00 01 02
15.25 15.68 15.8 15.7 16.68 16.29
NUMBER OF STORAGE ROOMS
Thousands
97 98 99 00 01 02
25.34 26.67 30.57 34.28
HITCH SALES
97 98 99 00 01 02


RV 4528 G
U-HAUL
Price
Selection
Convenience
Moving Vans, Trailers, Self-Storage & More!
uhaul.com
AMERICA
United We Stand
U-HAUL
MOVE YOURSELF AND SAVE
RV 4528 G

AMERCO

The AMERCO System is the holding company for U-Haul International, Inc., Amerco Real Estate, Oxford Life Insurance Company and Republic Western Insurance Company. U-Haul has been in business since 1945, Amerco Real Estate since 1985, Oxford Life since 1968 and Republic Western since 1973.

AMERCO is known for the market position and brand recognition of its U-Haul operations. The U-Haul organization has remained steadfast for over five decades. Having grown from a single trailer for rent in 1945 to our core businesses of moving and self-storage, real estate and insurance, it has survived economic downturns and economic booms.

AMERCO escaped much of the fallout from the uncontrollable events that impacted business this past year. The events of September 11, the recession and downfall of Enron did not have a direct, major effect on our income. However, AMERCO has been buffeted by the long-term changes brought about by those events.

The security of our homeland and the credibility of our nation's businesses have been shaken. At U-Haul, we remain focused on providing an affordable way for families to move and store their belongings. In order to operate during these times, we've tightened our belts while continuing to meet the needs of our customers. In times of war, it is our job to facilitate the mobility of the working population. Our organization functioned in this capacity during the Korean and Vietnam Wars, Desert Storm and today's War on Terrorism. By helping working Americans match-up with a changing job market, we fulfill our social obligation.

A TRIBUTE TO DEAN ROSS

Passion and dedication create the framework for great leadership. Dean Ross possessed both of these qualities. Dean, a committed System member for over 34 years, lost his battle with cancer November 9, 2001. Dean's warm heart and kind nature left an impression on everyone who had the privilege of knowing and working with him. He is an example of the type of person to whom U-Haul owes its success. Dean's profit orientation and tightness with a dollar was coupled with a sincere commitment to customer satisfaction. Dean is a model for the System members and Dealers who survive him.



Launi and Lovell Dowden, owners, Lovell's Automotive, Aurora, Colo.



Chris Coulson, Customer Service Representative, Philadelphia, Pa.



Mariano Morales, Engine Specialist, Tech Center, Tempe, Ariz.

U-MOVE

U-Haul continues to move people and to provide storage rooms in record numbers. We consistently refine systems and programs, while improving productivity. During Fiscal Year 2002, minimum rental requirements were redefined with the implementation of the Meaningful Assurance Program. This program ensures that U-Haul equipment will be returned at the time, to the place and in the condition agreed upon. This program allows U-Haul to continue to provide rental equipment at the lowest cost in the industry.

Since 1998, customers have been able to make one-way reservations at uhaul.com. In addition, customers have enjoyed the convenience of one-stop shopping for retail products through our Web site. Whether purchasing through our online retail outlet or at a neighborhood facility, customers can choose from a wide selection of boxes, tape, locks, packing supplies and hitch/towing accessories. These products are essential elements of moving and storage.


U-HAUL
ONE-WAY & IN-TOWN MOVES
GMC
JH 1149 H

In 2002, significant features were added to expand our online services. Customers can now complete many more transaction types online, including towing and In-Town reservations, as well as reservations that require unique handling. We have devised systems to serve this customer base economically and effectively.

We continue to drive on operating electronically with emphasis on Web based links. We are 100 percent computerized. All U-Haul centers and dealers now report their inventory, sales and rental transactions through a nationwide computer networking system. This state-of-the-art system transmits information from anywhere in North America. This eliminates cost, reduces time and provides accurate information on equipment availability, which leads to improved customer scheduling – a tremendous value for our customers. U-Haul is the only rental company in our industry with this capability.

With over 1,345 company-operated centers and 14,905 independent dealers throughout North America, a strong electronic network connecting centers, dealers and Reservation Management Departments facilitates proper management of our fleet of over 97,000 trucks and 87,000 trailers.

PROPANE

Propane sales continue to grow. Over 960 U-Haul centers throughout North America are now equipped as propane-filling stations and have the capability to meet our customers' propane needs, from refilling barbecue cylinders to refueling alternative-fuel vehicles. Propane sales increased six percent during Fiscal Year 2002.

FLEET SALES

Selling equipment that is no longer needed is essential to upgrading our rental fleet. Equipment is sold annually, on a set schedule. In order to purchase new equipment more aggressively, we have moved sales schedules ahead to include newer vehicles in our resale fleet.


U-HAUL
TRUCK SALES
FOR SALE
FOR SALE


Cut Loading and
Unloading Time
by 50%
Don't Break Your Back...
Break The Seal!
U-HAUL
U-HAUL

Managers Angela and Martin Maycock and assistant manager Dexter Graham of Storage at Summerlin in Las Vegas, Nev., a webselfstorage dealer.

DEALERS

For over 57 years, U-Haul and its dealers have proven to be a successful combination. Today, dealers remain the backbone of the organization, renting trucks and trailers throughout North America. Over the past 10 years, dealers have generated over $5 billion with U-Haul, while maintaining themselves as independent businesses. As we continue to evolve technologically, we set the pace in our industry, which allows us to enhance dealer relationships and the quality of our services.

U-Haul and its dealers have entered a new era by utilizing the Internet as a portal for conducting business. Web C.A.R.D., an Internet based point-of-sale system, was developed specifically for U-Haul dealers. This Web based system allows real-time information exchange at an affordable cost. Scheduling, banking and credit card processing are all enhanced with this technology. These enhanced features allow dealers to spend more quality time with customers and less time processing transactions and conducting back-office functions. U-Haul is a leader in Internet based point-of-sale systems. In six months, dealer participation has exceeded our expectations and continues to grow.

Affiliations continue to be a natural way of conducting business for U-Haul. To enhance stability, we have focused on recruiting storage dealers. During Fiscal Year 2002, the number of U-Haul dealers having self-storage as their primary business doubled. This affiliation provides us the opportunity to expand our relationships and thus our revenue stream. We have trade-named this program "eMove."


50
years

Hicks & Hicks, Inc., Galveston, Texas, Dick's Standard Service, Covington, Kentucky, and Dahlke, Marquette, Michigan, have been providing 5-Star service to our customers for 50 years.

eMOVE NETWORK

eMove is the leading provider of services and technology to the self-moving and self-storage customer and to the self-move and self-storage industry. It also develops and manages self-storage transaction-processing platforms, portals, e-communities and marketplaces, company Intranets, and related Web sites.

eMove Network affiliates partner with U-Haul, the most popular brand name in the moving and storage industry, without losing their independent identity. This system allows affiliates to share our Web site and call center. In addition, it provides credit card processing and legislative and Yellow Pages cooperation, along with joint buying opportunities. Participants have the opportunity to manage their own business while taking advantage of the U-Haul national brand and purchasing power.

AFFILIATE eMove NETWORK

eMove affiliates enjoy the benefits of storage reservations, an online location finder and Safestor, the "Legal Armor" that protects the storage owner as well as the customer. This winning combination mutually benefits operators and customers. It is designed to provide more storage services, attract more customers, reduce expenses and increase revenues.

In June, Moving Help, an element of eMove Network, went live. Moving Help is the online marketplace for independent buyers and sellers of moving and storage-related services. It connects do-it-yourself movers with moving-service providers. This marketplace format allows more choice to moving North Americans, while keeping costs low.

Anyone needing extra help can find it here. Seniors, singles, people with physical challenges, corporate customers and those new to an area are especially attracted to this service.

At Moving Help, shoppers can hire service providers who load/unload, pack/unpack and clean, as well as a variety of other services. Rates, along with customer reviews, are also available on the industry's most comprehensive one-stop-shop site, emove.com.

Webselfstorage is a tool that requires only an Internet connection. There are no downloads or programs to install.



Eugene, Ore., dealer and self-storage owner Joe Bartlett, Co. 700 MCP Bill Woods and site manager Heather Toft


What is Moving Help?
How does Moving Help work?
How can I get Moving Help?
eMove
Moving Help
make your move on eMove

WEBSELFSTORAGE

Webselfstorage is a management software solution for U-Haul centers and independent self-storage operators that provides outstanding information and operational control, anywhere and anytime, at an affordable price.

Webselfstorage is an essential part of the eMove Network. Launched in March 2001 as an industry first, this online, Web based, real-time self-storage management system set a new standard for cost/value in the self-storage industry. This program brings storage management into the 21st Century, with features that provide online service for our storage customers and online management control for centers and storage operators. It allows operators to monitor all of the activities at their facilities online in real time, via any computer with Internet access, from anywhere on the planet.

The March launch of webselfstorage reflects the company's commitment to Web based point-of-sale technology. To date, over 300 storage facilities throughout North America serve customers through the power of **webselfstorage.com**.


Choose a state/province
Storage Locations



Deer Valley, Ariz.



St. Petersburg, Fla.

St. Charles, Mo.


U-HAUL
SELF-STORAGE



U-Haul in-house Web center

This convenience of Internet access means power for our customers. Webselfstorage is linked to the moving and storage industry's largest Internet reservation system. eMove customers can shop multiple locations, reserve a room, make a payment, change authorized access and view account history for any storage room anywhere in the eMove Network.


U-HAUL
Moving and Storage Boxes
U-HAUL
Moving and Storage Boxes
1
COURTESY CART
FREE use of cart
$15.00

SELF-STORAGE

In Fiscal Year 2002, U-Haul continued to increase its presence in the self-storage industry. Company owned, managed or equity participating self-storage locations increased to 1023. This is an increase of 1,955,688 square feet or 18,833 rooms. U-Haul System storage product stood at 361,620 rooms at year end.

From Key Largo, Fla. to St. Johns, New Foundland, from Chula Vista, Calif. to Fairbanks, Alaska, U-Haul provides self-storage to its growing customer base.


U-HAUL
STAINLESS STEEL



Oxford Life, committed to providing quality products and services

OXFORD LIFE INSURANCE COMPANY

Oxford Life Insurance continues to grow in its three major business segments: retirement annuities, credit life and disability and supplemental health insurance. Growth is the result of providing products that fit the financial security needs of the company's insureds. Quality service and financial strength are two elements that promote lasting satisfaction among Oxford's agents and customers. Continued profitable growth will result from proper implementation of these fundamentals.

Republic Western Insurance Company

Republic Western Insurance weathered a difficult transition year. Significant losses developed from business lines that were improperly underwritten. The company ceased writing these lines and continues to restructure its business by eliminating unprofitable lines, increasing rates and reducing expenses. Management instituted changes that have reduced the negative impact on earnings for both direct and reinsurance business lines. The focus remains on profitable programs and enhanced Internet marketing. Actions taken during Fiscal Year 2002 bring promise to the company's goal of regaining profitability in 2003.



DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

Name	Age	Office
Edward J. Shoen	53	Chairman of the Board, President and Director of AMERCO and U-Haul
James P. Shoen	42	Director and Vice President of AMERCO
Charles J. Bayer	62	Director of AMERCO
John P. Brogan	58	Director of AMERCO
William E. (Hap) Carty	75	Director of AMERCO and U-Haul
John M. Dodds	65	Director of AMERCO and U-Haul
James J. Grogan	48	Director of AMERCO
M. Frank Lyons	66	Director of AMERCO
Gary B. Horton	58	Treasurer of AMERCO and Assistant Treasurer of U-Haul
Gary V. Klinefelter	54	Secretary and General Counsel of AMERCO and U-Haul
George R. Olds	60	Assistant Secretary of AMERCO and U-Haul
Mark V. Shoen	51	President of U-Haul Phoenix Operations
Rocky D. Wardrip	44	Assistant Treasurer of AMERCO
John C. Taylor	44	Director of U-Haul



1 2 3 4 5 6 7

1 James P. Shoen 2 John M. Dodds 3 Charles J. Bayer
4 James J. Grogan 5 Edward J. Shoen 6 William E. (Hap) Carty
7 John P. Brogan *not pictured:* M. Frank Lyons

FINANCIALS

AMERCO AND CONSOLIDATED SUBSIDIARIES AND SAC HOLDING CORPORATIONS AND CONSOLIDATED SUBSIDIARIES

Selected Financial Data as Restated

	For the Years Ended March 31,				
	2002	2001	2000	1999(11)	1998(11)
	(in thousands, except share, per share data and ratios)				
Summary of Operations:					
Rental revenue and net sales	$ 1,566,838	1,497,774	1,410,121	1,299,956	1,225,196
Premiums, net investment and interest income	501,172	390,268	325,750	291,811	225,721
	2,068,010	1,888,042	1,735,871	1,591,767	1,450,917
Operating expenses and cost of sales (4)	1,232,306	1,173,735	1,064,699	1,006,991	934,574
Benefits, losses and amortization of deferred acquisition costs	430,196	319,311	244,579	208,281	189,770
Lease expense	175,501	173,078	130,951	118,742	89,879
Depreciation, net (3)	108,683	101,508	96,090	77,429	72,404
	1,946,686	1,767,632	1,536,319	1,411,443	1,286,627
	121,324	120,410	199,552	180,324	164,290
Interest expense	116,345	114,576	99,859	85,611	89,333
Pretax earnings	4,979	5,834	99,693	94,713	74,957
Income tax expense	(2,258)	(2,701)	(36,175)	(35,542)	(26,550)
Earnings from operations before extraordinary loss on early extinguishment of debt	2,721	3,133	63,518	59,171	48,407
Extraordinary loss on early extinguishment of debt, net (2) (7) (8) (9) (10)	-	(2,121)	(334)	-	(13,672)
Net earnings	$ 2,721	1,012	63,184	59,171	34,735
Earnings per common share (both basic and diluted):					
Earnings from operations before extraordinary loss on early extinguishment of debt per common share (2)	$ (0.49)	(0.46)	2.27	1.90	1.26
Net earnings (2) (7) (8) (9) (10)	(0.49)	(0.56)	2.26	1.90	0.64
Weighted average common shares outstanding	21,022,712	21,486,370	21,934,390	21,937,686	21,896,101
Cash dividends declared:					
Preferred stock	$ 12,961	12,963	13,641	17,414	20,766
Common stock	-	-	-	-	-
Ratio of earnings to fixed charges (1)	1.29	1.19	1.83	1.80	1.62

Selected Financial Data as Restated, continued

	For the Years Ended March 31,				
	2002	2001	2000(11)	1999(11)	1998(11)
	(in thousands, except share, per share data and ratios)				
Balance Sheet Data:					
Property, plant and equipment, net	$ 1,914,903	1,898,627	1,704,483	1,532,239	1,424,042
Total assets	3,773,455	3,638,439	3,291,292	3,142,609	2,992,261
AMERCO's notes and loans	1,045,802	1,170,041	1,137,840	1,114,748	1,025,323
SAC Holdings' notes and loans payable	557,761	373,326	230,776	115,609	76,934
Stockholders' equity (9)	499,106	512,264	532,454	565,068	583,241
Other information:					
EBITDAR (5)	446,182	430,941	461,580	408,216	340,767
Operating profit margin (6)	8.7%	9.4%	14.0%	13.8%	13.4%

(1) For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pretax earnings from operations plus total fixed charges excluding interest capitalized during the period and "fixed charges" consists of interest expense, preferred stock dividends, capitalized interest, amortization of debt expense and discounts and one-third of AMERCO'S stand alone annual rental expense (which AMERCO believes is a reasonable approximation of the interest factor of such rentals).

(2) Earnings and net earnings per common share were computed after giving effect to the dividends on the Company's Series B floating rate stock for all years presented.

(3) Reflects the change in estimated residual values during the year ended March 31, 1998.

(4) Reflects the adoption of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" during the year ended March 31, 1998.

(5) EBITDAR is defined as earnings before interest expense, taxes, depreciation, amortization and lease expense (100%). EBITDAR is presented because the Company believes it is a widely accepted financial indicator of an entity's ability to incur and service debt.

(6) Operating profit margin - Earnings from operations plus 1/3 lease expense divided by total revenues.

(7) Reflects the early extinguishment of debt with notional amounts totaling $76.0 million and $255.0 million during fiscal year 1998.

(8) Reflects the early extinguishment of Medium-Term Notes and Bond Backed Asset Trust certificates with notional amounts totaling $50.0 million and $100.0 million, respectively, during fiscal year 2000.

(9) Reflects the redemption of $25 million, $50 million and $25 million of Series B Preferred Stock in fiscal years 2000, 1999 and 1998, respectively

(10) Reflects the early extinguishment of Medium-Term Notes and Bond Backed Asset Trust certificates with notional amounts totaling $25.0 million and $100.0 million, respectively, during fiscal year 2001.

(11) The accounts of AMERCO and SAC Holding Corporations are presented as consolidated due to a revised interpretation of EITF 90-15 during fiscal year 2002. The balance sheet at March 31, 2000, and the income statement for the two years ended March 31, 1999 were restated to conform with the current year's presentation, but were not audited. The amounts include the audited AMERCO information as well as unaudited SAC Holdings information. Such unaudited SAC Holdings information was not material to the financial position or results of operations of the consolidated financial statements for such periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statements Regarding Forward-Looking Statements

This report contains forward-looking statements. Additional written or oral forward-looking statements may be made by AMERCO from time to time in filings with the Securities and Exchange Commission or otherwise. Management believes such forward-looking statements are within the meaning of the safe-harbor provisions. Such statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services and financing needs or plans, as well as assumptions relating to the foregoing. The words "believe", "expect", "anticipate", "estimate", "project" and similar expressions identify forward-looking statements, which speak only as of the date the statement was made. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations are: fluctuations in our costs to maintain and update our fleet and facilities; changes in government regulations, particularly environmental regulations; our credit ratings; changes in demand for our products; changes in the general domestic economy; degree and nature of our competition; changes in accounting standards and other factors described in this report or the other documents we file with the Securities and Exchange Commission. The above factors, the following disclosures, as well as other statements in this report and in the Notes to AMERCO's Consolidated Financial Statements, could contribute to or cause such differences, or could cause AMERCO's stock price to fluctuate dramatically.

General

Information on fiscal year, industry segments and AMERCO and SAC Holdings is incorporated by reference to Notes 1, 20, and 21 of Notes to Consolidated Financial Statements. The notes discuss the principles of consolidation, summarized consolidated financial information and industry segment and geographic area data. In consolidation, all intersegment premiums are eliminated and the benefits, losses and expenses are retained by the insurance companies.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, estimates are revalued, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty. These areas include allowances for doubtful accounts, revenue earning vehicles and buildings, self-insured liabilities, income taxes and commitments and contingencies. The estimates are based on historical experience, observance of trends in particular areas, information and/or valuations available from outside sources and on various other assumptions that are believed to be reasonable under the circumstances and which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual amounts may differ from these estimates under different assumptions and conditions.

Accounting policies are considered critical when they are significant and involve difficult, subjective or complex judgments or estimates. Of the accounting policies discussed in Note 1 of Notes to Consolidated Financial Statements, the following are considered to be critical accounting policies:

Principles of consolidation - The consolidated financial statements include the accounts of AMERCO and its wholly-owned subsidiaries and SAC Holdings and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. AMERCO has not had any equity ownership interest in SAC Holdings or any of SAC Holdings' subsidiaries.

Revenue earning vehicles and buildings - Depreciation is recognized in amounts expected to result in the recovery of estimated residual values upon disposal (i.e. no gains or losses). In determining the depreciation rate, historical disposal experience and holding periods, and trends in the market for vehicles are reviewed. Due to longer holding periods on trucks and the resulting increased possibility of changes in the economic environment and market conditions, these estimates are subject to a greater degree of risk.

Long-lived assets and intangible assets - The carrying value is reviewed whenever events or circumstances indicate the carrying values may not be recoverable through projected undiscounted future cash flows. The events could include significant underperformance relative to expected, historical or projected future operating results, significant changes in the manner of using the assets, overall business strategy, significant negative industry or economic trends and an unexpected non-compliance with significant debt agreements.

Investments - In determining if and when a decline in market value below amortized cost is other than temporary, quoted market prices, dealer quotes or discounted cash flows are reviewed. Permanent declines in value are recognized in the current period operating results to the extent of the decline.

Insurance Revenue and Expense Recognition - Premiums are recognized as revenue when due. Benefits and expenses are matched with recognized premiums to result in recognition over the life of the contracts. This match is accomplished by recording a provision for future policy benefits and unpaid claims and claim adjustment expenses and by amortizing deferred policy acquisition costs. Charges related to services to be performed are deferred until earned. The amounts received in excess of premiums and fees are included in other policyholder funds in the consolidated balance sheets.

Unearned premiums represent the portion of premiums written which relates to the unexpired term of policies. Liabilities for health and disability and other policy claims and benefits payable represent estimates of payments to be made on insurance claims for reported losses and estimates of losses incurred but not yet reported. These estimates are based on past claims experience and current claim trends as well as social and economic conditions such as changes in legal theories and inflation. Due to the nature of underlying risks and the high degree of uncertainty associated with the determination of the liability for future policy benefits and claims, the amounts to be ultimately paid to settle liabilities cannot be precisely determined and may vary significantly from the estimated liability.

Acquisition costs related to insurance contracts have been deferred to accomplish matching against future premium revenue. The costs are charged to current earnings to the extent it is determined that future premiums are not adequate to cover amounts deferred.

Disclosures About Contractual Obligations and Commercial Commitments

		Payments due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
AMERCO's notes and loans payable	$ 1,045,802	240,642	600,057	30,248	174,855
SAC Holdings' notes and loans payable including lease financings	$ 557,761	137,313	128,185	13,040	279,223
Leases obligations	$ 464,296	152,816	115,090	162,176	34,214
Total Contractual Obligations	$ 2,067,859	530,771	843,332	205,464	488,292

Liquidity and Capital Resources

Amerco Moving and Storage Operations

To meet the needs of its customers, U-Haul must maintain a large inventory of fixed asset rental items. In fiscal year 2002, capital expenditures were $275.8 million, as compared to $448.2 million and $476.8 million in fiscal years 2001 and 2000, respectively. These expenditures primarily reflect the renewal of the rental truck fleet. The capital required to fund these acquisitions was obtained through internally generated funds from operations and lease financings.

During each of the fiscal years ending March 31, 2003, 2004 and 2005, U-Haul estimates gross capital expenditures will average approximately $289.0 million primarily reflecting rental fleet rotation. This level of capital expenditures, combined with a potential range of $150-$205 million in annual long-term debt maturities, are expected to create annual average funding needs of approximately $466.0 million. Management estimates that U-Haul will fund these requirements with leases, internally generated funds, including the proceeds from the disposition of older trucks and other asset sales, and to a lesser extent refinance of a portion of existing indebtedness. The sale of assets is dependent upon economic conditions, the amount and nature of sale-leaseback transactions, and AMERCO's fleet rotation program. Operating leases on rental equipment were the result of sale-lease back transactions, whereby as part of the agreement residual value guarantees were provided. AMERCO believes the market value of the trucks upon the lease maturity will be greater than the residual value guarantees. In many cases, a decline in asset sales is accompanied by a decrease in capital expenditures. Depending on the results of our operations and general economic and competitive conditions, many of which we cannot control, we may take certain actions, including delaying or reducing capital expenditures.

Real Estate has sold storage properties, from time to time, to SAC Holdings. These sales have in the past provided significant cash flows to AMERCO. The ability of Real Estate to engage in similar transactions in the future is dependent to a large degree on the ability of SAC Holdings to obtain third-party financing for its acquisitions of properties from Real Estate and in general, its willingness to engage in such transactions. Also, Real Estate continues to sell surplus properties to third parties primarily for cash at current levels.

At March 31, 2002, total outstanding notes and mortgages payable for AMERCO and consolidated subsidiaries was $1,045.8 million compared to $1,170.0 million at March 31, 2001. On June 28, 2002, AMERCO entered into an agreement replacing an existing revolver agreement with a 3 year revolver for $205.0 million.

At March 31, 2002, total outstanding notes and mortgages payable for SAC Holdings and consolidated subsidiaries, before intercompany eliminations of $399.6 million was $957.4 million compared to $504.2 million at March 31, 2001. SAC Holdings' creditors have no recourse to AMERCO. AMERCO is not liable for the debts of SAC Holdings. Further, there are no cross default provisions on indebtedness between AMERCO and SAC Holdings. Lease financing included in the above totals approximated $117.1 million and $114.0 million at March 31, 2002 and March 31, 2001, respectively.

AMERCO has no (and has never had any) ownership interest in SAC Holdings or its subsidiaries. The presentation of the consolidated statements has no bearing or consideration to the credit agreements or the operations of each company. The accounts of AMERCO and SAC Holdings are presented as consolidated due to a revised interpretation of EITF 90-15 by the Company's independent public accountants. The company agrees with the revised interpretations.

Credit Agreements

AMERCO's operations are funded by various credit and financing arrangements, including unsecured long-term borrowings, unsecured medium-term notes and revolving lines of credit with domestic and foreign banks. To finance its fleet of trucks and trailers, U-Haul routinely enters into sale and leaseback transactions. As of March 31, 2002, AMERCO had $1,045.8 million in total notes and loans outstanding. We believe there are enough leasing companies, banks and other forms of financing to meet our needs.

Certain of AMERCO's credit agreements contain restrictive financial and other covenants, including, among others, covenants with respect to incurring additional indebtedness, making third party guarantees, entering into contingent obligations, maintaining certain financial ratios and placing certain additional liens on its properties and assets and restricting the issuance of certain types of preferred stock. At March 31, 2002, AMERCO was in compliance with these covenants. AMERCO's various credit and financing arrangements are affected by its credit ratings such that if AMERCO experiences a credit downgrade, the interest rates that it is charged might be increased, which would result in an increase in AMERCO's interest expense and hinder its ability to obtain additional financing on terms acceptable to it, if at all.

Subsequent to year-end, the Company executed a $205 million revolver credit agreement and an existing agreement expired.

SAC Holdings

SAC Holdings intends to meet its current debt obligations through cash flows, generated from its operating activities. SAC Holdings intends to continue to purchase storage properties during the next year using financing arrangements.

Reference is made to Note 5 of Notes to Consolidated Financial Statements.

Consolidated Net Cash Provided by Operating Activities

Net cash provided by operating activities was $130.5 million, $280.5 million and $224.1 million in fiscal years 2002, 2001 and 2000, respectively. Details by material segment follows:

Amerco Moving and Storage Operations

Cash provided by operating activities was $185.3 million, $39.7 million and $147.5 million in fiscal years 2002, 2001 and 2000, respectively. The increase in the current year is due to an increase in earnings and an increase in intercompany payable with Real Estate operations. The decrease from fiscal year 2000 to fiscal year 2001 is mainly due to a decrease in intercompany payable.

Real Estate Operations

Cash provided (used) by operating activities was $(227.9) million, $50.5 million and $24.8 million in fiscal years

2002, 2001 and 2000, respectively. The decrease in fiscal year 2002 is due to a decrease in the intercompany payable with AMERCO Moving and Storage operations. The increase in fiscal year 2001 is due to an increase in intercompany payable. This is due to dividends paid related to the sale of property.

Property and Casualty

Cash provided (used) by operating activities was \$(54.9) million, \$21.1 million and \$(11.1) million for the years ended December 31, 2001, 2000 and 1999, respectively. The 2000 to 2001 change resulted from decreased unearned premiums, increased premium receivables and intercompany due from affiliates, and an increase in federal income tax recoverable. The 1999 to 2000 change resulted from increased premium collections and funds withheld, offset by increased loss and loss adjustment expense payments and policy acquisition costs associated with new business production.

RepWest's cash and cash equivalents and short-term investment portfolio were \$18.3 million, \$17.0 million and \$6.0 million at December 31, 2001, 2000 and 1999, respectively. This balance reflects funds in transition from maturity proceeds to long-term investments. This level of liquid assets, combined with anticipated operating cash flow, is adequate to meet periodic needs. Capital and operating budgets allow RepWest to schedule cash needs in accordance with investment and underwriting proceeds.

During fiscal 2002, RepWest realized a write-down of investments due to other than temporary declines approximating \$4.3 million.

Life Insurance

Cash provided (used) by operating activities was \$(3.1) million, \$3.7 million and \$22.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. The decrease in cash flows from operating activities in 2000 relates to paid loss experience. Cash flows provided by financing activities were \$58.1 million, \$13.9 million and \$3.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. Cash flows from deferred annuity sales increase investment contract deposits, which are a component of financing activities, as well as the purchase of fixed maturities, which is a component of investing activities. The increase in investment contract deposits in 2001 over 2000 is due to growth in new deposits offset by withdrawals and terminations of existing deposits.

Oxford's primary sources of cash are premiums, receipts from interest-sensitive products and investment income. The primary uses of cash are operating costs and benefit payments to policyholders. Matching the investment portfolio to the cash flow demands of the types of insurance being written is an important consideration. Benefit and claim statistics are continually monitored to provide projections of future cash requirements.

In addition to cash flows from operating and financing activities, a substantial amount of liquid funds is available through Oxford's short-term portfolio. Short-term investments amounted to \$53.5 million, \$45.0 million and \$30.7 million at December 31, 2001, 2000 and 1999, respectively. Oxford believes that the overall sources of liquidity will continue to meet foreseeable cash needs.

During fiscal 2002, Oxford realized a write-down of investments due to other than temporary declines approximating \$2.3 million.

SAC Holdings

Cash provided by operating activities was \$6.7 million, \$2.8 million and \$0.7 million in fiscal years 2002, 2001 and 2000, respectively.

At March 31, 2002, total outstanding notes and mortgages payable before intercompany eliminations of \$399.6 million were \$957.4 million compared to \$504.2 million at March 31, 2001.

Cosolidated Stockholders' Equity

Consolidated stockholders' equity was \$499.1 million, \$512.3 million and \$532.5 million as of March 31, 2002, 2001 and 2000, respectively. Details by material segment follow:

Amerco Moving and Storage Operations

U-Haul's stockholders' equity was \$538.9 million, \$495.7 million and \$420.7 million as of March 31, 2002, 2001 and 2000, respectively. The increase in fiscal year 2002 is mainly the result of increased additional paid in capital due to the sale of property to a related party. Such amounts are eliminated in consolidation. The increase in fiscal year 2001 was due to earnings.

Real Estate Operations

Real Estate stockholders' equity was \$198.4 million, \$89.1 million and \$96.1 million as of March 31, 2002, 2001 and 2000, respectively. The increase in fiscal year 2002 is due to the sale of storage properties. The decrease in fiscal year 2001 relates to the payment of a dividend to U-Haul partially offset by increased earnings.

Property and Casualty

RepWest maintains a diversified securities investment portfolio, primarily in bonds at varying maturity levels with 88.0% of the fixed-income securities consisting of investment grade securities. The maturity distribution is designed to provide sufficient liquidity to meet future cash needs. Liquidity remains strong, with invested assets equal to 75.3% of total liabilities.

The liability for reported and unreported losses are based upon both RepWest's historical and industry averages. Unpaid loss adjustment expenses are based on historical ratios of loss adjustment expenses paid to losses paid. Unpaid loss and loss expenses are not discounted.

RepWest's stockholder's equity was $214.0 million, $192.1 million and $208.5 million at December 31, 2001, 2000 and 1999, respectively. The increase from 2000 to 2001 was the result of a $60.2 million capital contribution from the RepWest's parent AMERCO, offset by operating losses in 2001. The decrease from 1999 to 2000 is a result of operating losses and a change in market value for the available for sale investment portfolio. RepWest considers current stockholder's equity to be adequate to support future growth and absorb unforeseen risk events. RepWest does not use debt or equity issues to increase capital and therefore has no exposure to capital market conditions. RepWest did not pay dividends to its parent during 2001, 2000 or 1999.

Life Insurance

Oxford's stockholder's equity was $128.8 million, $99.8 million and $88.1 million as of December 31, 2001, 2000 and 1999, respectively. The increase from 2000 to 2001 is a result of earnings and changes in market value for the available for sale investment portfolio and a $15.4 million contribution from AMERCO. Oxford did not pay dividends to its parent during 2001, 2000 or 1999.

SAC Holdings

SAC Holdings' stockholders' deficit was $(19.5) million, $(31.7) million and $(11.5) million as of March 31, 2002, 2001 and 2000, respectively. Stockholder's deficit for fiscal 2002 decreased due to a $27.0 million contribution of stock by the owner recorded to additional paid-in capital, offset by a net loss of $14.8 million.

Insurance Operations

Applicable laws and regulations of the State of Arizona require RepWest and Oxford to maintain minimum capital determined in accordance with statutory accounting practices. Such amount is $1.0 million and $0.4 million, for RepWest and Oxford, respectively. In addition, the amount of dividends that can be paid to stockholders by insurance companies domiciled in the State of Arizona is limited. Any dividend in excess of the limit requires prior regulatory approval. Statutory surplus which can be distributed as dividends without regulatory approval is $15.2 million and $0.1 million for RepWest and Oxford, respectively at December 31, 2001. These restrictions are not expected to have a material adverse effect on the ability of the Company to meet its cash obligations. Oxford issued a surplus note to AMERCO on December 31, 1998 for $10.0 million. Approval by the Arizona Department of Insurance is required prior to payment of principal and interest.

Result of Operations - Consolidated

Consolidated Rental Revenue

Rental revenue, net of commission expense was $1,344.0 million, $1,285.5 million, and $1,208.8 million in fiscal years 2002, 2001 and 2000, respectively. Details by material segment follow:

Amerco Moving and Storage Operations

Rental revenue was $1,243.4 million, $1,202.4 million and $1,148.2 million fiscal years 2002, 2001 and 2000, respectively. The increase from fiscal year 2001 to fiscal year 2002 is due to an increase in one-way transactions with an improved average dollar per transaction on one-way rentals as well as growth in transactions in trailer rentals and support rental items. The increase from fiscal year 2000 to fiscal year 2001 was primarily due to the growth in truck rental revenues, which benefited from transactional growth and reflects higher average revenue per transaction.

Real Estate Operations

Rental revenue, before intercompany eliminations, were $78.7 million, $71.9 million and $73.4 million in fiscal years 2002, 2001 and 2000, respectively. Intercompany rental revenue was $75.0 million, $71.1 million and $71.0 million in fiscal years 2002, 2001 and 2000, respectively. The decrease in fiscal year 2002 is related to the sale of properties to a related party while rental revenue was consistent between fiscal year 2000 and fiscal year 2001.

SAC Holdings

Rental revenue was $111.1 million, $88.6 million and $64.9 million in fiscal years 2002, 2001 and 2000, respectively. Increased facility capacity through the acquisition of new locations and increased storage rates accounted for the increase. The occupancy of existing storage locations has remained stable.

Consolidated Net Sales

Net sales revenues were $222.8 million, $212.2 million and $201.4 million in fiscal years 2002, 2001 and 2000, respectively. Revenue growth from the sale of moving support items (i.e. boxes, etc.) and propane resulted in the increase for each year.

Amerco Moving and Storage Operations
Net sales revenues were $198.3 million, $194.3 million and $188.8 million in fiscal years 2002, 2001 and 2000, respectively. Revenue growth from the sale of moving support items (i.e. boxes, etc.) and propane resulted in the increase for each year.

SAC Holdings
Net sales revenues were $24.4 million, $17.9 million and $12.5 million in fiscal years 2002, 2001 and 2000, respectively. Revenue growth was due to the addition of new locations.

Consolidated Premiums
Premium revenues, after intercompany eliminations, were $433.6 million, $323.2 million and $262.1 million in fiscal years 2002, 2001 and 2000, respectively. Details by material segment follow:

Property and Casualty
Premium revenues, before intercompany eliminations, were $274.0 million, $218.1 million and $173.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. General agency premiums were $107.4 million, $64.3 million and $17.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase from 2000 to 2001 was the result of trucking, commercial lines business, and the non-standard auto program. Assumed treaty reinsurance premiums were $73.0 million, $83.2 million and $80.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. Rental industry revenues were $59.6 million, $43.3 million and $50.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase from 2000 was the result of an increase in premiums of a retrospectively rated policy on the U-Haul industry liability policy.

Life Insurance
Premium revenues, before intercompany eliminations, were $160.1 million, $112.6 million and $96.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Oxford increased Medicare supplement premiums through direct writings and the acquisition of Christian Fidelity Life Insurance Company (CFLIC); these actions increased premiums by $49.6 million from 2000 and $61.8 million from 1999. Premiums from Oxford's life insurance lines increased $1.2 million from 2000 and decreased $0.4 million from 1999 due to production fluctuations from year to year. In the area of credit insurance, Oxford had cancelled accounts in specific states and has experienced an industry-wide reduction in new premium production. These factors contributed to a $3.7 million decrease in premium from 2000 and a $0.4 million decrease from 1999. Annuitizations decreased by $1.9 million from 2000 and $0.8 million from 1999. Other health insurance premiums increased $2.3 million from 2000 and $3.5 million from 1999 due to a higher reinsurance retention level.

Consolidated Net Investment and Interest Income
Net investment and interest income was $67.6 million, $67.1 million and $63.7 million in fiscal years 2002, 2001 and 2000, respectively. Details by material segment follow:

Amerco Moving and Storage Operations
Interest income, before consolidating entries, was $24.2 million, $27.9 million and $19.5 million in fiscal years 2002, 2001 and 2000, respectively. The decrease in fiscal year 2002 is mainly related to decrease average investment balance. The increase in interest during fiscal year 2001 reflects higher average storage note receivable balances.

Real Estate Operations
Net investment and interest income was $8.7 million, $11.0 million and $7.0 million in fiscal years 2002, 2001 and 2000, respectively. The increase in fiscal 2002 is related to increased investments. The increase in fiscal 2001 is due to interest income received on notes receivable.

Property and Casualty
Net investment income was $27.6 million, $29.1 million and $33.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. The reductions are attributable to lower invested asset balance, lower interest rates, as well as the write down of $4.1 million of fixed maturity investments during 2001.

Life Insurance
Net investment income was $27.0 million, $22.2 million and $21.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. This increase is due to a larger invested asset base in 2001 and net realized capital gains in 2001.

Consolidated Operating Expenses
Operating expenses were $1,109.4 million, $1,047.2 million and $949.3 million in fiscal years 2002, 2001 and 2000, respectively. Details by material segment follow:

Amerco Moving and Storage Operations
Operating expenses, before intercompany eliminations, were $1,001.8 million, $986.5 million and $931.1 million in fiscal years 2002, 2001 and 2000, respectively. The

increase in fiscal year 2002 is due to increased personnel costs and higher repair expense. The increased expense in fiscal year 2001 is due to increased personnel costs, higher repair expense, a substantial lawsuit settlement and other administrative costs. Also, the addition of storage rooms will initially cause an increase in operating expenses without corresponding increases in earnings until the properties reach a stabilized level of occupancy.

Real Estate Operations

Operating expenses, before intercompany eliminations, were $6.0 million, $0.4 million and $4.0 million in fiscal years 2002, 2001 and 2000, respectively. The increase in fiscal year 2002 is due to an increase in the maintenance costs, including insurance and property taxes. Real Estate benefited from a reduction in intercompany management fees charged by an affiliated segment company during fiscal year 2001 compared to the prior two years.

Property and Casualty

Operating expenses, before intercompany eliminations, were $78.7 million, $56.7 million and $35.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase is due to a change in estimate on an aggregate stop loss treaty in which RepWest had originally recorded the treaty as if it would be commuted. Estimates in 2001 have changed and the treaty will not be commuted. The original amount was a reduction to commissions of $17.7 million of which RepWest had to recognize back through commissions in 2001. Commission expenses were $51.2 million, $33.1 million and $19.1 million for the years ended December 2001, 2000 and 1999, respectively. Lease expenses were $1.7 million, $2.1 million and $1.9 million for the years ended December 2001, 2000 and 1999, respectively. All other underwriting expenses consisted of $22.8 million, $21.4 million and $13.9 million for the years ended December 2001, 2000 and 1999, respectively.

Life Insurance

Operating expenses, before intercompany eliminations, were $37.0 million, $29.0 million and $23.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. Commissions have increased $3.9 million and $11.2 million from 2000 and 1999, respectively, primarily due to the increases in Medicare supplement premiums. General and administrative expenses net of fees collected increased $4.1 million and $2.8 million from 2000 and 1999, respectively. Increases due to the acquisition of CFLIC were $3.3 million and $3.9 million from 2000 and 1999, respectively. The remaining increases are due to increases in the volume of business and the expenses associated with the administration.

SAC Holdings

Operating expenses, before intercompany eliminations, were $62.2 million, $51.5 million and $34.2 million in fiscal years 2002, 2001 and 2000, respectively. Reimbursed personnel expenses, liability insurance, property taxes and utility expenses all increased proportionately in relation to the increased revenues from the acquisition of new locations.

Consolidated Cost of Sales

Cost of sales was $122.9 million, $126.6 million and $115.4 million in fiscal years 2002, 2001 and 2000, respectively. Increased material costs and a higher sales volume related to moving support items contributed to the increases in both fiscal years 2002 and 2001.

Amerco Moving and Storage Operations

Cost of sales was $111.6 million, $116.7 million and $110.6 million in fiscal years 2002, 2001 and 2000, respectively. The decrease in fiscal year 2002 is due to the lower costs associated with the sale of propane and other materials. The increase in fiscal year 2001 is due to increased material costs and a higher sales volume related to moving support items.

SAC Holdings

Cost of sales was $11.3 million, $9.9 million and $4.8 million in fiscal years 2002, 2001 and 2000, respectively. Increased material costs and a higher sales volume related to moving support items contributed to the increases in both fiscal years 2002 and 2001.

Consolidated Benefits and Losses

Benefits and losses were $389.5 million, $283.4 million and $209.6 million in fiscal years 2002, 2001 and 2000, respectively. Details by material segment follow:

Property and Casualty

Benefits and losses incurred were $269.1 million, $204.1 million and $150.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase from 2000 to 2001 resulted from increased earned premium in three general agency programs and continued reserve strengthening in assumed reinsurance treaty segment. The increase from 1999 to 2000 resulted from two new general agency programs, and reserve strengthening in existing rental industry, assumed treaty reinsurance, and general agency programs.

Life Insurance

Benefits incurred were $120.4 million, $79.2 million and $59.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase is primarily due to Medicare supplement benefits incurred, which accounts for $38.8 million and $55.5 million of benefit increases from 2000 and 1999, respectively. These increases are due to the acquisition of CFLIC and poor experience on legacy blocks, which are no longer actively marketed. Credit insurance benefits increased $0.8 million and $2.9 million from 2000 and 1999, respectively, due to increased mortality and morbidity experience. Benefits from other health lines increased $3.1 million and $5.6 million from 2000 and 1999, respectively, as retained volume increased and loss experience worsened. These lines have been terminated. Annuity and life benefits decreased $1.5 million and $2.6 million from 2000 and 1999, respectively, due to fluctuations in life insurance production and annuitizations of annuity contracts.

Consolidated Amortization of Differed Acquisition Costs and Other

Amortization of deferred acquisition costs (DAC) and the value of business acquired (VOBA) was $40.7 million, $35.9 million and $35.0 million in fiscal years 2002, 2001 and 2000, respectively. DAC consists of commissions and other policy acquisition costs, which vary with, and are primarily related to, the production of new business. The prior year end commissions and other related expenses are recognized ratably over the remainder of the policy year. Details by material segment follow:

Property and Casualty

Amortization expense was $22.1 million, $16.3 million and $13.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase from 2000 to 2001 is due to the amortization of higher commissions deferred in the 2000 year. The increase from 1999 to 2000 is mainly due to the amortization of Assumed Treaty expenses that were deferred in the 2000 year.

Life Insurance

The VOBA asset relates to the future profits of insurance policies in force at the date of the North American Insurance and CFLIC acquisitions. Amortization of DAC and VOBA was $18.6 million, $19.6 million and $21.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. These costs are amortized as the premium is earned over the term of the policy. Amortization decreased $1.0 million and $3.0 million from 2000 and 1999, respectively, due to the annuity and credit segments.

Consolidated Lease Expense

Lease expense was $175.5 million, $173.1 million and $131.0 million in fiscal years 2002, 2001 and 2000, respectively. Details by material segment follow:

Amerco Moving and Storage Operations

Lease expense before intercompany elimination was $170.8 million, $166.2 million and $132.4 million in fiscal years 2002, 2001 and 2000, respectively. The increase in 2002 is due property leases, with a decrease in rental equipment lease expense.

Real Estate Operations

Lease expense before intercompany eliminations, for real estate operations was $11.2 million, $11.6 million and $3.0 million for the fiscal years 2002, 2001 and 2000, respectively. The lease expense in fiscal year 2002 was virtually unchanged over the fiscal year 2001. The continued increase in fiscal year 2001 over 2000 reflects payments under an operating lease facility with a number of financial institutions.

Consolidated Depreciation Expense, Net

Depreciation expense, net was $108.7 million, $101.5 million and $96.1 million in fiscal years 2002, 2001 and 2000, respectively. Details by material segment follow:

Amerco Moving and Storage Operations

Depreciation expense, net was $97.3 million, $82.7 million and $79.0 million in fiscal years 2002, 2001 and 2000, respectively. The increase in fiscal years 2002 and 2001 reflects an increase in depreciation expense on the rental truck fleet.

Real Estate Operations

Depreciation expense, net was $(2.0) million, $5.3 million and $8.6 million in fiscal years 2002, 2001 and 2000, respectively. The decrease in fiscal years 2002 reflects an increase in gains from the disposition of property, plant and equipment. The decrease in fiscal year 2001 reflects an increase in gains from the disposition of property, plant and equipment and a decrease in depreciation on buildings and non-rental equipment.

SAC Holdings

Depreciation expense, net was $14.2 million, $11.7 million and $7.9 million in fiscal years 2002, 2001 and 2000, respectively. The increase is attributed to the acquisition of new locations.

Consolidated Earnings From Operations

Earnings from operations were $121.3 million, $120.4 million and $199.6 million in fiscal years 2002, 2001 and 2000, respectively. Details by material segment follow:

Amerco Moving and Storage Operations

Earnings from operations, before intercompany eliminations, were $69.5 million, $54.5 million and $96.0 million in fiscal years 2002, 2001 and 2000, respectively. The increase in fiscal year 2002 is due to increased revenue from rental operations offset by the slight increase in operating expenses and a decrease in lease expense. The decrease in fiscal year 2001 is due to increased transactions, offset by increased operating and lease expenses.

Real Estate Operations

Earnings from operations, before intercompany eliminations, were $72.3 million, $65.8 million and $64.7 million in fiscal years 2002, 2001 and 2000, respectively. The increase in fiscal year 2002 is mainly related to higher net investment interest income. A decrease in intercompany management fees charged contributed to the earnings increase for fiscal year 2001.

Property and Casualty

Earnings (loss) from operations were $(68.2) million, $(29.9) million and $7.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. The decrease in 2001 was due to the increase in commissions due to the commutation write-off, reserve strengthening, and development in older years on the assumed treaty reinsurance business. The 1999 to 2000 decrease was due to reserve strengthening and losses on two new general agency programs as well as the write downs of fixed maturity investments whose declines in value were determined to be other than temporary.

Life Insurance

Earnings from operations were $11.1 million, $6.9 million and $14.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase from 2000 is due primarily to improved net investment income, while the decrease from 1999 is primarily due to poor experience in the Other Health and Credit insurance lines.

SAC Holdings

Earnings from operations were $47.8 million, $33.4 million and $30.5 million for the years ended March 31, 2002, 2001 and 2000, respectively. The increase is due to the addition of storage locations.

Consolidated Interest Expense

Interest expense was $116.3 million, $114.6 million and $99.9 million in fiscal years 2002, 2001 and 2000, respectively. Details by material segment follow:

Amerco Moving and Storage Operations

Interest expense was $76.1 million, $87.8 million and $81.5 million in fiscal years 2002, 2001 and 2000, respectively. The decrease in fiscal year 2002 can be attributed to interest rate reductions. The increase in fiscal year 2001 over fiscal year 2000 can be attributed to an increase in the average cost of debt.

SAC Holdings

Interest expense before intercompany elimination was $61.1 million, $51.3 million and $36.8 million in fiscal years 2002, 2001 and 2000, respectively The average debt level outstanding continued to increase due to the acquisition of storage properties in fiscal year 2002 compared to fiscal years 2001 and 2000.

Consolidated Extraordinary Loss on the Extinguishment of Debt

During fiscal year 2001, AMERCO extinguished $100.0 million of 6.89% Bond Backed Asset Trust certificates (BATs) originally due in fiscal year 2011 and $25.0 million of 6.71% Medium-Term notes originally due in fiscal year 2009. This resulted in an extraordinary loss of $2.1 million, net of tax of $1.2 million ($0.10 per share).

During fiscal year 2000, AMERCO extinguished $100.0 million of 6.65% Bond Backed Asset Trust certificates (BATs) originally due in fiscal year 2030 and $50.0 million of 7.05% to 7.10% Medium-Term notes originally due in fiscal year 2007. This resulted in an extraordinary loss of $0.3 million, net of tax of $0.2 million ($0.02 per share).

Consolidated Earnings

As a result of the foregoing, pretax earnings totaled $5.0 million, $5.8 million and $99.7 million in fiscal years 2002, 2001 and 2000, respectively. After providing for income taxes, earnings from operations were $2.7 million, $3.1 million and $63.5 million in fiscal years 2002, 2001 and 2000, respectively. Following deductions for an extraordinary loss from the early extinguishment of debt and the elimination of SAC Holdings, net earnings were $2.7 million, $1.0 million and $63.2 million in fiscal years 2002, 2001 and 2000, respectively.

Quarterly Results

The table on the following page presents unaudited quarterly results for the eight quarters in the period beginning April 1, 2000 and ending March 31, 2002. The quarters presented reflect the restatements due to the consolidation of SAC Holding Corporations. AMERCO believes that all necessary adjustments have been included in the amounts stated below to present fairly, and in accordance with generally accepted accounting principles, the selected quarterly information when read in conjunction with the consolidated financial statements incorporated herein by reference. U-Haul moving and storage operations are seasonal and proportionally more of AMERCO's revenues and net earnings from its U-Haul moving and storage operations are generated in the first and second quarters of each fiscal year (April through September). The operating results for the periods presented are not necessarily indicative of results for any future period.

	Quarter Ended						
	Jun 30, 2001		Sep 30, 2001		Dec 31, 2001		Mar 31, 2002
	As reported	As adjusted	As reported	As adjusted	As reported	As adjusted	
	(in thousands, except share and per share data)						
Total revenues	$ 542,553	533,403	572,379	563,229	467,410	458,260	513,118
Earnings from operations before extraordinary loss of debt net of tax (2)	$ 25,324	20,901	41,131	36,593	(22,389)	(23,926)	(30,847)
Net earnings (loss)	$ 25,003	20,901	41,686	36,593	(20,212)	(23,926)	(30,847)
Weighted average common shares outstanding basic and diluted	21,280,361	21,280,361	21,106,343	21,106,343	20,892,342	20,892,342	21,022,712
Earnings (loss) from operations before extraordinary loss on early extinguishment of debt per common share (1)	$ 1.02	.83	1.82	1.58	(1.12)	(1.30)	(1.60)
Earnings (loss) per common share basic and diluted	$ 1.02	.83	1.82	1.58	(1.12)	(1.30)	(1.60)

	Quarter Ended					
	Jun 30, 2000		Sep 30, 2000		Dec 31, 2000	
	As reported	As adjusted	As reported	As adjusted	As reported	As adjusted
	(in thousands, except share and per share data)					
Total revenues	$ 472,350	464,331	520,132	512,113	444,620	436,601
Earnings from operations before extraordinary loss on early extinguishment of debt net of tax (2)	$ 35,876	36,238	38,006	39,171	(24,739)	(23,574)
Net earnings (loss)	$ 37,612	36,238	41,233	39,171	(21,292)	(25,695)
Weighted average common shares outstanding Basic	21,718,988	21,718,988	21,489,970	21,489,970	21,406,688	21,406,688
Earnings (loss) from operations before minority interest and extraordinary loss on early extinguishment of debt per common share (1) (2)	$ 1.58	1.52	1.77	1.67	(1.05)	(1.25)
Earnings (loss) per common share Basic and Diluted	$ 1.58	1.52	1.77	1.67	(1.15)	(1.35)

		Quarter Ended Mar 31, 2001	
		As reported	As adjusted
		(in thousands, except share and per share data)	
Total revenues	$	425,318	474,997
Earnings from operations before extraordinary loss on early extinguishment of debt net of tax (2)	$	(46,650)	(48,702)
Net earnings (loss)	$	(46,650)	(48,702)
Weighted average common shares outstanding Basic		21,326,015	21,326,015
Earnings (loss) from operations before minority interest and extraordinary loss on early extinguishment of debt per common share (1) (2)	$	(2.34)	(2.40)
Earnings (loss) per common share Basic and Diluted	$	(2.34)	(2.40)

(1) Net earnings (loss) per common share amounts were computed after giving effect to the dividends on AMERCO's Preferred Stock.

(2) During fiscal year 2001, AMERCO extinguished $100.0 million of 6.89% BATs originally due in fiscal year 2011 and $25.0 million of 6.71% Medium-Term Notes originally due in fiscal year 2009. This resulted in an extraordinary loss of $2.1 million, net of tax of $1.2 million ($0.10 per share).

IRS Examination

In connection with the resolution of the stockholder litigation, AMERCO had deducted for income tax purposes approximately $372.0 million of the payments made to former shareholders in a stockholder lawsuit. While AMERCO believes that such income tax deductions are appropriate, there can be no assurance that such deductions ultimately will be allowed in full.

The Company is currently under IRS examination for the years 1996-1997. The IRS has proposed adjustments to the 03/31/97 and 03/31/96 tax returns in the amount of $233,093,000 and $99,021,000, respectively, resulting in tax delinquencies of $9,332,000 for 1997 and $5,497,000 for 1996. Nearly all of the adjustments are attributable to denials of deductions claimed by the Company for certain payments made in resolution of the litigation with certain members of the Shoen family and their corporations. An unfavorable result could result in substantial cash payments, but is expected to have minimal, if any, impact on consolidated results of operations. The Company plans to vigorously contest the IRS adjustments.

Other

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations", and No. 142 (SFAS 142), "Goodwill and Other Intangible Assets".

SFAS 141 supercedes Accounting Principles Board Opinion No. 16 (APB 16), "Business Combinations". The most significant changes made by SFAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

SFAS 142 supercedes APB 17, "Intangible Assets". SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). The provisions of SFAS 142 will be effective for fiscal years beginning after December 15, 2001. The most significant changes made by SFAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years.

SFAS No. 141 and 142 are not expected to affect the consolidated financial position or results of operations.

SFAS No. 143, Accounting for Asset Retirement Obligations, requires recognition of the fair value of liabilities associated with the retirement of long-lived assets when a legal obligation to incur such costs arises as a result of the acquisition, construction, development and/or the normal operation of a long-lived asset. Upon recognition of the liability, a corresponding asset is recorded at present value and accreted over the life of the asset and depreciated over the remaining life of the long-lived asset. The Statement defines a legal obligation as one that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Management has not yet determined the effects of adopting this Statement on the financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses issues relating to the implementation of FASB Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and develops a single accounting model, based on the framework established in FAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The Company is in the process of determining the extent to which this statement will impact its results of operations or financial position.

SFAS No. 145, Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections as of April 2002, rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Management has not yet determined the effects of adopting this Statement on the financial position or results of operations, except for the need to reclassify debt extinguishments previously reported as extraordinary.

Quantative and Qualitative Disclosures About Market Risk

Interest Rate Risk

In the normal course of business, AMERCO is exposed to fluctuations in interest rates. AMERCO manages such exposure by the use of a variety of derivative financial instruments when deemed prudent. AMERCO does not enter into leveraged financial transactions or use derivative financial instruments for trading purposes. The exposure to market risk for changes in interest rates relates primarily to debt obligations. AMERCO's objective is to mitigate the impact of changes in interest rates on its variable rate debt. AMERCO uses interest rate swap agreements to provide for matching the gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of hedged asset or liability attributable to the hedged risk or the earnings effect of the hedged forecasted transaction. See Note 5 of Notes to Consolidated Financial Statements. A fluctuation of the interest rate by 100 basis points would change AMERCO's interest expense by $2.5 million.

SAC Holdings debt is primarily fixed rate. Fluctuations in interest rates for new operations could have an impact on operations. SAC Holdings does not enter into leveraged financial transactions or use derivative financial instruments for trading purposes.

Foreign Currency Exchange Rate Risk

AMERCO's earnings are affected by fluctuations in the value of foreign currency exchange rates. Approximately 2.0% of AMERCO's revenue is generated in Canada. The result of a uniform 10% change in the value of the U.S. dollar relative to the Canadian dollar would not be material. AMERCO does not typically hedge any foreign currency risk since the exposure is not considered material.

SAC Holdings earnings are affected by fluctuations in the value of foreign currency exchange rates. Approximately 9.8% of SAC Holdings revenue is generated in Canada. SAC Holding does not typically hedge any foreign currency risk since the exposure is not considered material.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of AMERCO
and the Board of Directors and Stockholder of SAC Holding Corporations

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, changes in stockholders' equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of AMERCO and its subsidiaries and SAC Holding Corporations and its subsidiaries (collectively, the "Company") at March 31, 2002 and March 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of SAC Holding Corporations, as of and for the year ended March 31, 2001, whose results are consolidated with AMERCO's, which statements reflect total assets of $520.1 million as of March 31, 2001, and total revenues of $104.8 million, for the year ended March 31, 2001. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for SAC Holding Corporation, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

The accompanying financial statements of AMERCO and its subsidiaries and SAC Holding Corporations and its subsidiaries have been restated at March 31, 2001 and for each of the two years in the period ended March 31, 2001, to consolidate the financial statements of SAC Holding Corporations and its subsidiaries, an affiliated entity.

PricewaterhouseCoopers LLP

Phoenix, Arizona
July 12, 2002

AMERCO AND CONSOLIDATED SUBSIDIARIES AND SAC HOLDING CORPORATIONS AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

Assets	March 31, 2002	March 31, 2001 (As restated)
	(in thousands)	
Cash and cash equivalents	$ 47,651	52,788
Trade receivables, net	279,914	252,015
Notes and mortgage receivables, net	15,907	29,154
Inventories, net	76,519	84,242
Prepaid expenses	31,069	23,339
Investments, fixed maturities	994,875	952,482
Investments, other	250,458	202,879
Deferred policy acquisition costs	101,308	99,807
Other assets	60,851	43,106
	1,858,552	1,739,812
Property, plant and equipment, at cost:		
Land	425,308	370,684
Buildings and improvements	1,161,918	1,221,157
Furniture and equipment	290,470	282,620
Rental trailers and other rental equipment	176,785	181,159
Rental trucks	1,071,604	1,037,653
	3,126,085	3,093,273
Less accumulated depreciation	(1,211,182)	(1,194,646)
Total property, plant and equipment	1,914,903	1,898,627
Total Assets	$ 3,773,455	3,638,439

The accompanying notes are an integral part of these consolidated financial statements.

AMERCO AND CONSOLIDATED SUBSIDIARIES AND SAC HOLDING CORPORATIONS AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets, continued

Liabilities and Stockholders' Equity	March 31, 2002	March 31, (As restated) 2001
	(in thousands, except share and per share data)	
Liabilities:		
Accounts payable and accrued expenses	$ 149,338	167,102
AMERCO'S notes and loans payable	1,045,802	1,170,041
SAC Holdings' notes and loans payable, non-recourse to AMERCO	557,761	373,326
Policy benefits and losses, claims and loss expenses payable	729,343	668,830
Liabilities from investment contracts	572,793	522,207
Cash overdraft	34,629	26,484
Other policyholders' funds and liabilities	74,048	79,172
Deferred income	7,360	36,470
Deferred income taxes	103,275	82,543
Total liabilities	3,274,349	3,126,175
Stockholders' equity:		
Serial preferred stock, with or without par value, 50,000,000 shares authorized -		
Series A preferred stock, with no par value, 6,100,000 shares authorized; 6,100,000 shares issued and outstanding as of March 31, 2002 and 2001	-	-
Series B preferred stock, with no par value, 100,000 shares authorized; none issued and outstanding as of March 31, 2002 and 2001	-	-
Serial common stock, with or without par value, 150,000,000 shares authorized -		
Series A common stock of $0.25 par value, 10,000,000 shares authorized; 5,612,495 shares issued as of March 31, 2002 and 2001	1,441	1,441
Common stock of $0.25 par value, 150,000,000 shares authorized; 36,487,505 issued as of March 31, 2002 and 2001	9,122	9,122
Additional paid-in capital	267,712	242,654
Accumulated other comprehensive income	(32,384)	(40,709)
Retained earnings	716,614	726,854
Cost of common shares in treasury, net (20,850,763 and 20,321,363 shares as of March 31, 2002 and 2001, respectively)	(449,247)	(411,925)
Unearned employee stock ownership plan shares	(14,152)	(15,173)
Total stockholders' equity	499,106	512,264
Contingent liabilities and commitments		
Total Liabilities and Stockholders' Equity	$ 3,773,455	3,638,439

The accompanying notes are an integral part of these consolidated financial statements.

AMERCO AND CONSOLIDATED SUBSIDIARIES AND SAC HOLDING CORPORATIONS AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Earnings

	Years ended March 31, 2002	(As restated) 2001	2000
	(in thousands)		
Revenues			
Rental revenue	$ 1,344,022	1,285,532	1,208,766
Net sales	222,816	212,242	201,355
Premiums	433,593	323,198	262,057
Net investment and interest income	67,579	67,070	63,693
Total revenues	2,068,010	1,888,042	1,735,871
Costs and expenses			
Operating expenses	1,109,446	1,047,168	949,309
Cost of sales	122,860	126,567	115,390
Benefits and losses	389,522	283,366	209,592
Amortization of deferred acquisition costs	40,674	35,946	34,987
Lease expense	175,501	173,077	130,951
Depreciation, net	108,683	101,508	96,090
Total costs and expenses	1,946,686	1,767,632	1,536,319
Earnings from operations	121,324	120,410	199,552
Interest expense	116,345	114,576	99,859
Pretax earnings	4,979	5,834	99,693
Income tax expense	(2,258)	(2,701)	(36,175)
Earnings from operations before extraordinary loss on early extinguishment of debt	2,721	3,133	63,518
Extraordinary loss on early extinguishment of debt, net	-	(2,121)	(334)
Net earnings	$ 2,721	1,012	63,184

	2002	(As restated) 2001	2000
	(in thousands, except share and per share data)		
Basic earnings (loss) per common share:			
Earnings (loss) from operations before extraordinary loss on early extinguishment of debt	$ (0.49)	(0.46)	2.27
Extraordinary loss on early extinguishment of debt, net	-	(0.10)	(0.01)
Net earnings (loss)	$ (0.49)	(0.56)	2.26
Diluted earnings (loss) per common share:			
Earnings (loss) from operations before extraordinary loss on early extinguishment of debt	$ (0.49)	(0.46)	2.27
Extraordinary loss on early extinguishment of debt, net	-	(0.10)	(0.02)
Net earnings (loss)	$ (0.49)	(0.56)	2.25
Weighted average common shares outstanding:			
Basic	21,022,712	21,486,370	21,934,390
Diluted	21,022,712	21,486,370	22,226,057

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

	Years ended March 31,		
		(As restated)	
	2002	2001	2000
	(in thousands, except share and per share data)		
Series A common stock of $0.25 par value: 10,000,000 shares authorized; 5,612,495 shares issued in 2002, 2001 and 2000			
Beginning and end of year	$ 1,441	1,441	1,441
Common stock of $0.25 par value: 150,000,000 shares authorized; 36,487,505 shares issued in 2002, 2001 and 2000			
Beginning and end of year	9,122	9,122	9,122
Additional paid-in capital:			
Beginning of year	242,654	242,558	267,221
Repurchase of preferred stock	-	-	(25,000)
Contribution by owner	24,969	-	-
Issuance of common shares under leveraged employee stock ownership plan	89	96	337
End of year	267,712	242,654	242,558
Accumulated other comprehensive income:			
Beginning of year	(40,709)	(42,317)	(17,740)
Foreign currency translation	(4,242)	(7,252)	(2,899)
Fair market value of cash flow hedge	130	(1,185)	2,192
Unrealized gain (loss) on investments	12,437	10,045	(23,870)
End of year	(32,384)	(40,709)	(42,317)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity, continued

	Years ended March 31,		
		(As restated)	
	2002	2001	2000
		(in thousands, except share and per share data)	
Retained earnings:			
Beginning of year	$ 726,854	738,805	689,262
Net earnings	2,721	1,012	63,184
Preferred stock dividends paid:			
Series A ($2.13 per share for 2002, 2001 and 2000)	(12,961)	(12,963)	(12,964)
Series B ($27.14 per share for 2000)	-	-	(677)
End of year	716,614	726,854	738,805
Less Treasury stock:			
Beginning of year	411,925	400,790	367,747
Net increase	37,322	11,135	33,043
End of year	449,247	411,925	400,790
Less Unearned employee stock ownership plan shares:			
Beginning of year	15,173	16,366	16,492
Purchase of shares	72	46	1,002
Repayments from loan	(1,093)	(1,239)	(1,128)
End of year	14,152	15,173	16,366
Total stockholders' equity	$ 499,106	512,264	532,453

Consolidated Statements of Comprehensive Income

	Years ended March 31,		
		(As restated)	
	2002	2001	2000
		(in thousands)	
Comprehensive income:			
Net earnings	$ 2,721	1,012	63,184
Other comprehensive income			
Foreign currency translation	(4,242)	(7,252)	(2,899)
Fair market value of cash flow hedges	130	(1,185)	2,192
Unrealized gain (loss) on investments, net	12,437	10,045	(23,870)
Total comprehensive income	$ 11,046	2,620	38,607

The accompanying notes are an integral part of these consolidated financial statements.

AMERCO AND CONSOLIDATED SUBSIDIARIES AND SAC HOLDING CORPORATIONS AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years ended March 31,		
		(As restated)	
	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 2,721	1,014	63,172
Depreciation and amortization	169,440	156,801	143,992
Provision for losses on accounts receivable	4,729	3,286	4,601
Net gain on sale of real and personal property	(18,833)	(18,132)	(11,165)
Gain on sale of investments	2,841	12,931	(873)
Changes in policy liabilities and accruals	7,582	54,814	15,326
Additions to deferred policy acquisition costs	(39,252)	(42,535)	(31,804)
Net change in other operating assets and liabilities	1,265	114,442	41,221
Extraordinary loss on early extinguishment of debt, net	-	(2,121)	(341)
Net cash provided by operating activities	130,493	280,500	224,129
Cash flows from investing activities:			
Purchases of investments:			
Property, plant and equipment	(275,852)	(448,188)	(476,781)
Fixed maturities	(257,559)	(122,863)	(158,304)
Common stock	(418)	(31,773)	-
Preferred stock	(2,072)	-	(369)
Other asset investment	(2,259)	(5,915)	-
Real estate	(35)	(5,938)	(70)
Mortgage loans	(1,351)	(24,084)	(27,367)
Proceeds from sales of investments:			
Property, plant and equipment	194,830	104,352	211,873
Fixed maturities	233,716	152,761	133,915
Preferred stock	4,400	372	968
Real estate	1,335	1,557	1,672
Mortgage loans	18,690	22,463	11,555
Changes in other investments	(126,774)	(155,168)	45,689
Net cash used by investing activities	(213,349)	(512,424)	(257,219)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows, continued

	Years ended March 31,		
		(As restated)	
	2002	2001	2000
Cash flows from financing activities:			
Net change in short-term borrowings	(2,500)	176,427	(146,836)
Proceeds from notes	275,879	361,608	444,239
Debt issuance costs	(10,182)	(3,745)	(8,551)
Leveraged Employee Stock Ownership Plan:			
Purchase of shares	-	(46)	(1,002)
Repayments from loan	1,019	1,239	1,128
Principal payments on notes	(222,114)	(299,666)	(185,311)
Repurchase of preferred stock	-	-	(25,000)
Proceeds from minority interest	-	2,121	-
Net change in cash overdraft	8,145	(3,976)	2,291
Preferred stock dividends paid	(12,961)	(12,963)	(13,641)
Treasury stock acquisitions, net	(10,154)	(9,617)	(33,467)
Dividends from subsidiaries	-	-	-
Investment contract deposits	150,432	87,687	63,978
Investment contract withdrawals	(99,845)	(72,953)	(60,808)
Proceeds from minority interest	-	10,151	-
Net cash provided by financing activities	77,719	236,267	37,020
Increase (decrease) in cash and cash equivalents	(5,137)	4,343	3,930
Cash and cash equivalents at beginning of year	52,788	48,445	44,515
Cash and cash equivalents at end of year	$ 47,651	52,788	48,445

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

AMERCO, a Nevada corporation (AMERCO), is the holding company for U-Haul International, Inc. (U-Haul), Amerco Real Estate Company (Real Estate), Republic Western Insurance Company (RepWest) and Oxford Life Insurance Company (Oxford). All references to a fiscal year refer to AMERCO's fiscal year ended March 31 of that year.

SAC Holding Corporations (SAC Holdings), Nevada corporations, are owned by Mark V. Shoen. Mark V. Shoen is the beneficial owner of 15.6% of AMERCO's common stock and is an executive officer of AMERCO.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of AMERCO and its wholly-owned subsidiaries and SAC Holdings and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. AMERCO has not had any equity ownership interest in SAC Holdings or any of SAC Holdings' subsidiaries.

The accounts of AMERCO and SAC Holdings are presented as consolidated due to a revised interpretation of EITF 90-15 during fiscal year 2002. The financial statements as previously presented have been restated to reflect such consolidation. The following table presents the impact of such consolidation on the dates presented:

	March 31, 2001		March 31, 2000	
	As reported(1) (in thousands)	As restated	As reported(1) (in thousands)	As restated
Assets	$ 3,384,064	3,638,439	$ 3,125,225	3,291,292
Liabilities	$ 2,768,698	3,126,175	$ 2,539,931	2,758,838
Stockholders' equity	$ 615,366	512,264	$ 585,294	532,454
Net income	$ 12,965	1,012	$ 65,491	63,184

(1) As reported in the Company's March 31, 2001 form 10-K, filed on July 2, 2001 prior to the consolidation of SAC Holdings described above.

The reduction in stockholders' equity is due to the elimination of gains previously recorded in connection with sales of properties from AMERCO to SAC Holdings. Such gains had been previously recognized as a component of stockholders' equity.

See Note 20 of Notes to Consolidated Financial Statements for additional information regarding the insurance subsidiaries, and Note 21 of Notes to Consolidated Financial Statements for financial information regarding the industry segments.

RepWest and Oxford have been consolidated on the basis of calendar years ended December 31. Accordingly, all references to the years 2001, 2000 and 1999 correspond to AMERCO's fiscal years 2002, 2001, and 2000, respectively.

The operating results and financial position of AMERCO's consolidated insurance operations are determined as of December 31 of each year. There were no effects related to intervening events between January 1 and March 31 of 2002, 2001, or 2000 that would materially affect the consolidated financial position or results of operations for the financial statements presented herein.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Description of Business

AMERCO's moving and self-storage operations consist of the rental of trucks and trailers, sale of moving supplies, trailer hitches and propane and the rental of self-storage spaces to the do-it-yourself mover. Operations are under the registered tradename U-Haul® throughout the United States and Canada.

Real Estate owns approximately 90% of AMERCO's real estate assets, including U-Haul's Center and Storage locations. The remainder of the properties are owned by various U-Haul entities. Real Estate is responsible for managing all of the properties including the environmental risks of the properties. Real Estate is responsible for the purchase of all properties used by AMERCO or any of its subsidiaries. Real Estate also handles all of the dispositions (sale and lease) of unused real estate.

RepWest originates and reinsures property and casualty type insurance products for various market participants, including independent third parties, U-Haul's customers, independent dealers and AMERCO.

Oxford originates and reinsures annuities, credit life and disability, life insurance, and supplemental health products. Oxford also administers the self-insured employee health and dental plans for AMERCO.

SAC Holdings owns self-storage facilities, which are managed by U-Haul under management agreements.

FOREIGN CURRENCY

The consolidated financial statements include the accounts of U-Haul Co. (Canada) Ltd., a subsidiary of U-Haul. The assets and liabilities, denominated in foreign currency, are translated into U.S. dollars at the exchange rate as of the balance sheet date. Revenue and expense amounts are translated at average monthly exchange rates. The related translation gains or losses are included in the Consolidated Statements of Changes in Stockholders' Equity and Consolidated Statements of Comprehensive Income.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

AMERCO and SAC Holdings consider liquid investments with an original maturity of three months or less to be cash equivalents.

RECEIVABLES

Accounts receivable include trade accounts from customers and dealers. RepWest and Oxford receivables include premiums and agents' balances due, net of commissions payable and amounts due from ceding reinsurers. Accounts receivable are reduced by amounts considered by management to be uncollectible based on historical collection loss experience and a review of the current status of existing receivables.

Notes and mortgage receivables include accrued interest and are reduced by discounts and amounts considered by management to be uncollectible.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is primarily determined using the LIFO (last-in, first-out) method.

INVESTMENTS

Fixed maturities consist of bonds and redeemable preferred stocks. Fair values for investments are based on quoted market prices, dealer quotes or discounted cash flows. Fixed maturities are classified as follows:

Held-to-maturity – recorded at cost adjusted for the amortization of premiums or accretion of discounts.

Available-for-sale – recorded at fair value with unrealized gains or losses reported on a net basis in the Consolidated Statements of Changes in Stockholders' Equity unless such changes are deemed to be other then temporary. Gains and losses on the sale of these securities are reported as a component of revenues using the specific identification method.

Trading portfolio - AMERCO does not currently maintain a trading portfolio.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Mortgage loans & notes on real estate held by AMERCO's subsidiaries - at unpaid balances, net of allowance for possible losses and any unamortized premium or discount.

Real estate - at cost less accumulated depreciation.

Policy loans - at their unpaid balance.

Investment income is recognized as follows: Interest on bonds and mortgage loans & notes - recognized when earned.

Dividends on common and redeemable preferred stocks - recognized on ex-dividend dates.

Realized gains and losses on the sale of investments - recognized at the trade date and included in revenues using the specific identification method.

Short-term investments consist of other securities scheduled to mature within one year of their acquisition date. See Note 4 of Notes to Consolidated Financial Statements.

DEFERRED POLICY ACQUISITION COSTS

Commissions and other costs, which vary with and are primarily related to the production of new business have been deferred.

Oxford - costs are amortized in relation to revenue such that costs are realized as a constant percentage of revenue.

RepWest - costs are amortized over the related contract period which generally do not exceed one year.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost and are depreciated on the straight-line and accelerated methods over the estimated useful lives of the assets. Building and non-rental equipment have estimated lives ranging from three to fifty-five years, while rental equipment have estimated lives ranging from two to twenty years. Maintenance is charged to operating expenses as incurred, while renewals and betterments are capitalized. Major overhaul costs are amortized over the estimated period benefited. Gains and losses on dispositions are netted against depreciation expense when realized. Interest costs incurred as part of the initial construction of assets are capitalized. Interest of $2,032,000, $2,450,000 and $1,359,000 was capitalized during fiscal years 2002, 2001 and 2000, respectively. During fiscal year 2002 based on an in-depth market analysis, U-Haul decreased the estimated salvage value and increased the useful lives of certain rental trucks. The effect of the change increased net earnings for fiscal year 2002 by $3,088,000 ($0.15 per share) net of taxes. The adjustment reflects management's best estimate, based on information available, of the estimated salvage value and useful lives of these rental trucks.

AMERCO reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable through expected undiscounted future operating cash flows.

The carrying value of AMERCO's real estate that is no longer necessary for use in its current operations, and available for sale/lease, at March 31, 2002 and 2001, was approximately $20,278,000 and $27,691,000, respectively. Such properties available for sale are carried at cost, less accumulated depreciation, which is less than fair market value.

ENVIRONMENTAL COSTS

Liabilities for future remediation costs are recorded when environmental assessments and remedial efforts, if applicable, are probable and the costs can be reasonably estimated. The liability is based on AMERCO's best estimate of undiscounted future costs. Certain recoverable environmental costs related to the removal of underground storage tanks or related contamination are capitalized and depreciated over the estimated useful lives of the properties. The capitalized costs improve the safety or efficiency of the property as compared to when the property was originally acquired or are incurred in preparing the property for sale.

FINANCIAL INSTRUMENTS

AMERCO enters into interest rate swap agreements to reduce its floating interest rate exposure and does not use the agreements for trading purposes. Although AMERCO is exposed to credit loss for the interest rate differential in the event of nonperformance by the counterparties to the agreements, it does not anticipate nonperformance by the counterparties.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

For the years ended March 31, 2002, 2001 and 2000, AMERCO recognized $16,000, $16,000 and $27,000 as interest income, respectively, representing the ineffectiveness of the cash flow hedging activity.

AMERCO has mortgage receivables, which potentially expose AMERCO to credit risk. The portfolio of notes is principally collateralized by mini-warehouse storage facilities and other residential and commercial properties. AMERCO has not experienced losses related to the notes from individual notes or groups of notes in any particular industry or geographic area. The estimated fair values were determined using the discounted cash flow method, using interest rates currently offered for similar loans to borrowers with similar credit ratings.

Fair value summary of note and mortgage receivables:

March 31, 2002		March 31, 2001	
Carrying value	Estimated fair value	Carrying value	Estimated fair value
(in thousands)		(in thousands)	
$ 14,629	17,889	$ 15,214	18,484

Other financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value, unless elsewhere disclosed. See below, as well as Notes 4 and 5 of Notes to Consolidated Financial Statements.

AMERCO's financial instruments that are exposed to concentrations of credit risk consist primarily of temporary cash investments, trade receivables and notes receivable. AMERCO places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many different industries and geographic areas.

POLICY BENEFITS AND LOSSES, CLAIMS AND LOSS EXPENSES PAYABLE

Liabilities for policy benefits payable on traditional life and certain annuity policies are established in amounts adequate to meet estimated future obligations on policies in force. These liabilities are computed using mortality and withdrawal assumptions, which are based upon recognized actuarial tables and contain margins for adverse deviation. At December 31, 2001, interest assumptions used to compute policy benefits payable range from 2.50% to 9.25%.

The liability for annuity contracts, which are accounted for as investment contract deposits, consists of contract account balances that accrue to the benefit of the policyholders, excluding surrender charges. Carrying value of investment contract deposits were $572,793,000 and $522,207,000 at December 31, 2001 and 2000, respectively.

Liabilities for health and disability and other policy claims and benefits payable represent estimates of payments to be made on insurance claims for reported losses and estimates of losses incurred but not yet reported. These estimates are based on past claims experience and consider current claim trends.

RepWest's liability for reported and unreported losses is based on RepWest's historical and industry averages. The liability for unpaid loss adjustment expenses is based on historical ratios of loss adjustment expenses paid to losses paid. Amounts recoverable from reinsurers on unpaid losses are estimated in a manner consistent with the claim liability associated with the reinsured policy. Adjustments to the liability for unpaid losses and loss expenses as well as amounts recoverable from reinsurers on unpaid losses are charged or credited to expense in periods in which they are made.

INCOME TAXES

AMERCO files a consolidated federal income tax return with its subsidiaries. In addition to charging income for taxes paid or payable, the provision for income taxes reflects deferred income taxes resulting from changes in temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. SAC Holdings files a stand-alone return. To date, a valuation allowance has been provided for all of SAC Holdings notes.

ADVERTISING COSTS

AMERCO expenses advertising costs as incurred. Advertising expense of $37,807,000, $37,867,000 and $35,988,000 was charged to operations for fiscal years 2002, 2001 and 2000, respectively.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

New Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations", and No. 142 (SFAS 142), "Goodwill and Other Intangible Assets".

SFAS 141 supercedes Accounting Principles Board Opinion No. 16 (APB 16), "Business Combinations". The most significant changes made by SFAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

SFAS 142 supercedes APB 17, "Intangible Assets". SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). The provisions of SFAS 142 will be effective for fiscal years beginning after December 15, 2001. The most significant changes made by SFAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years.

SFAS No. 141 and 142 are not expected to affect the consolidated financial position or results of operations.

SFAS No. 143, Accounting for Asset Retirement Obligations, requires recognition of the fair value of liabilities associated with the retirement of long-lived assets when a legal obligation to incur such costs arises as a result of the acquisition, construction, development and/or the normal operation of a long-lived asset. Upon recognition of the liability, a corresponding asset is recorded at present value and accreted over the life of the asset and depreciated over the remaining life of the long-lived asset. The Statement defines a legal obligation as one that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. SFAS 143 is effective for fiscal years beginning after June 15, 2002.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses issues relating to the implementation of FASB Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and develops a single accounting model, based on the framework established in FAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired.

Management has not yet determined the effects of adopting Statements 143 and 144 on the financial position or results of operations, but believes the pronouncements are not expected to materially affect the consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", which updates, clarifies and simplifies existing accounting pronouncements. FASB 4, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related tax effect was rescinded, as a result, FASB 64, which amended FASB 4, was rescinded as it was no longer necessary. FASB 145 amended FASB 13 to require certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Management has not yet determined the effects of adopting this Statement on the financial position or results of operations, except for the need to reclassify debt extinguishments previously reported as extraordinary.

EARNINGS PER SHARE

Basic earnings per common share are computed based on the weighted average number of shares outstanding for the year and quarterly periods, excluding shares of the employee stock ownership plan that have not been committed to be released. Preferred dividends include undeclared (i.e. contractual) or unpaid dividends of AMERCO. Net income is reduced for preferred dividends for the purpose of the calculation. The calculation of diluted earnings per share in fiscal year 2000 included assumed conversions of the Series B preferred stock into common stock. In fiscal years 2002 and 2001, the assumed conversions are not applicable due to non-existence of Series B preferred stock. In fiscal year 2000,

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

the assumed conversions had a dilutive effect. See Notes 6 and 8 of Notes to Consolidated Financial Statements for further discussion.

COMPREHENSIVE INCOME

Comprehensive income consists of net income, foreign currency translation adjustment, unrealized gains and losses on investments and fair market value of cash flow hedges.

FINANCIAL STATEMENT PRESENTATION

Certain reclassifications have been made to the financial statements for the fiscal years ended 2001 and 2000 to conform to the current year's presentation.

2. RECEIVABLES, NET

A summary of trade receivables follows:

	March 31, 2002	March 31, 2001
	(in thousands)	
Trade accounts receivable	$ 23,833	20,326
Premiums and agents' balances	54,867	87,641
Reinsurance recoverable	155,775	109,596
Accrued investment income	18,039	16,541
Independent dealer receivable	1,660	2,344
Other receivables	28,036	17,698
	282,210	254,146
Less allowance for doubtful accounts	2,296	2,131
	$ 279,914	252,015

A summary of notes and mortgage receivables follows:

	March 31, 2002	March 31, 2001
	(in thousands)	
Notes, mortgage receivables and other, net of discount	$ 15,977	29,224
Less allowance for doubtful accounts	70	70
	$ 15,907	29,154

3. INVENTORIES, NET

A summary of inventory components follows:

		March 31,	
		2002	2001
		(in thousands)	
Truck and trailer parts and accessories	$	51,207	59,404
Hitches and towing components		14,020	14,393
Moving supplies and promotional items		11,292	10,445
	$	76,519	84,242

Inventories are stated net of reserve for obsolescence of $3,396,000 and $3,321,000 at March 31, 2002 and 2001, respectively. Certain direct and indirect expenses are allocated to ending inventories. Such costs remaining in inventory are estimated at $12,076,000 and $12,077,000 at March 31, 2002 and 2001, respectively. For fiscal years 2002 and 2001, aggregate general and administrative costs were $556,750,000 and $499,606,000, respectively.

LIFO inventories, which represent approximately 95% and 96% of total inventories at March 31, 2002 and 2001, respectively, would have been $4,957,000 greater at March 31, 2002 and 2001, if the consolidated group had used the FIFO (first-in, first-out) method.

4. INVESTMENTS

A comparison of amortized cost to estimated market value for fixed maturities is as follows:

December 31, 2001 Consolidated Held-to-Maturity		Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
		(in thousands)			
U.S. treasury securities and government obligations	$	3,289	219	—	3,508
U.S. government agency mortgage-backed securities		15,155	554	(35)	15,674
Corporate securities		42,625	1,219	(97)	43,747
Mortgage-backed securities		20,648	705	(1)	21,352
Redeemable preferred stocks		112,350	502	(2,122)	110,730
		194,067	3,199	(2,255)	195,011

December 31, 2001 Consolidated Available-for-Sale		Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
		(in thousands)			
U.S. treasury securities and government obligations	$	40,656	2,223	(128)	42,751
U.S. government agency mortgage-backed securities		20,001	843	(3)	20,841
Obligations of states and political subdivisions		10,035	344	(2)	10,377
Corporate securities		657,603	24,635	(14,792)	667,446
Mortgage-backed securities		26,520	2,128	(865)	27,783
Redeemable preferred stocks		29,976	314	(422)	29,868
Redeemable common stocks		2,434	—	(692)	1,742
		787,225	30,487	(16,904)	800,808
Total	$	981,292	33,686	(19,159)	995,819

4. INVESTMENTS, continued

December 31, 2000 Consolidated Held-to-Maturity	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
		(in thousands)		
U.S. treasury securities and government obligations	$ 3,627	144	(2)	3,769
U.S. government agency mortgage-backed securities	14,178	174	(130)	14,222
Corporate securities	53,422	739	(333)	53,828
Mortgage-backed securities	40,093	650	(191)	40,552
Redeemable preferred stocks	115,174	46	(9,736)	105,484
	226,494	1,753	(10,392)	217,855

December 31, 2000 Consolidated Available-for-Sale	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
		(in thousands)		
U.S. treasury securities and government obligations	$ 43,522	1,494	(141)	44,875
U.S. government agency mortgage-backed securities	33,644	557	(87)	34,114
Obligations of states and political subdivisions	16,678	448	(142)	16,984
Corporate securities	562,187	10,714	(15,127)	557,774
Mortgage-backed securities	33,378	761	(402)	33,737
Redeemable preferred stocks	32,969	141	(1,860)	31,250
Redeemable common stocks	8,166	—	(912)	7,254
	730,544	14,115	(18,671)	725,988
Total	$ 957,038	15,868	(29,063)	943,843

Fixed maturities estimated market values are based on publicly quoted market prices at the close of trading on December 31, 2001 or December 31, 2000, as appropriate.

The amortized cost and estimated market value of debt securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

4. INVESTMENTS, continued

Consolidated Held-to-Maturity	December 31, 2001 Amortized cost	December 31, 2001 Estimated market value	December 31, 2000 Amortized cost	December 31, 2000 Estimated market value
	(in thousands)		(in thousands)	
Due in one year or less	$ 22,428	22,979	4,786	4,810
Due after one year through five years	19,457	20,159	46,496	46,513
Due after five years through ten years	1,358	1,461	248	304
After ten years	4,447	4,481	5,519	5,970
	47,690	49,080	57,049	57,597
Mortgage-backed securities	34,027	35,201	54,271	54,774
Redeemable preferred stock	112,350	110,730	115,174	105,484
	194,067	195,011	226,494	217,855

Consolidated Available-for-Sale	December 31, 2001 Amortized cost	December 31, 2001 Estimated market value	December 31, 2000 Amortized cost	December 31, 2000 Estimated market value
	(in thousands)		(in thousands)	
Due in one year or less	58,768	59,787	34,801	34,813
Due after one year through five years	259,659	266,002	313,162	310,656
Due after five years through ten years	251,413	254,002	197,027	198,592
After ten years	138,454	140,783	77,397	75,572
	708,294	720,574	622,387	619,633
Mortgage-backed securities	46,521	48,624	67,022	67,851
Redeemable preferred stock	29,976	29,868	32,969	31,250
Redeemable common stock	2,434	1,742	8,166	7,254
	787,225	800,808	730,544	725,988
Total	$ 981,292	995,819	957,038	943,843

Proceeds from sales of investments in debt securities for the years ended December 31, 2001, 2000 and 1999 were $175,970,000, $52,814,000 and $29,889,000, respectively. Gross gains of $3,821,000, $733,000 and $912,000 and gross losses of $256,000, $646,000 and $315,000 were realized on those sales for the years ended December 31, 2001, 2000 and 1999, respectively. During fiscal 2002, the company realized a write-down of investments due to other than temporary declines approximating $6,647,000.

At December 31, 2001 and 2000 fixed maturities include bonds with an amortized cost of $18,529,000 and $18,283,000, respectively, on deposit with insurance regulatory authorities to meet statutory requirements.

4. INVESTMENTS, continued

Investments, other consists of the following:

		March 31,	
		2002	2001
		(in thousands)	
Short-term investments	$	65,870	58,860
Mortgage loans		85,458	102,571
Real estate, foreclosed properties		71,900	1,023
Policy loans		6,205	6,763
Other		21,025	33,662
	$	250,458	202,879

A summary of net investment and interest income follows:

		Year ended March 31,		
		2002	2001	2000
			(in thousands)	
Fixed maturities	$	68,215	61,003	66,993
Real estate		2,690	2,974	2,419
Policy loans		1,092	250	285
Mortgage loans		8,797	7,262	5,447
Short-term, amounts held by ceding reinsurers, net and other investments		6,804	7,364	7,140
Investment income		87,598	78,853	82,284
Less investment expenses		31,823	25,673	26,325
Net investment income		55,775	53,180	55,959
Interest income		11,804	13,890	7,734
Net investment and interest income	$	67,579	67,070	63,693

Short-term investments consist primarily of fixed maturities of three months to one year from acquisition date. Mortgage loans, representing first lien mortgages held by the insurance subsidiaries, are carried at unpaid balances, less allowance for possible losses and any unamortized premium or discount. Equity investments and real estate obtained through foreclosures and held for sale are carried at the lower of cost or fair value. Policy loans are carried at their unpaid balance. Investment expenses include costs incurred in the management of the investment portfolio and interest credited on annuity policies.

At December 31, 2001 and 2000, mortgage loans held as investments with a carrying value of $85,458,000 and $102,571,000, respectively, were outstanding. The estimated fair value of the mortgage loans at December 31, 2001 and 2000 aggregated $86,433,000 and $94,669,000, respectively. The estimated fair values were determined using the discounted cash flow method, using interest rates currently offered for similar loans to borrowers with similar credit ratings. Investments in mortgage loans, included as a component of investments, are reported net of allowance for possible losses of $323,000 and $402,000 in 2001 and 2000, respectively.

In February 1997, AMERCO, through its insurance subsidiaries, invested in the equity of a limited partnership in a Texas-based self-storage corporation. RepWest invested $13,500,000 and has a 38% limited partnership interest and Oxford invested $11,000,000 and has a 27% limited partnership interest. U-Haul is a 50% owner of a corporation, which is a general partner in the Texas-based self-storage corporation. AMERCO has no operating control of the Texas-based self-storage corporation and the minority holders have substantial participation rights. During 1997, the corporation secured a line of credit in the amount of $225,000,000 with a financing institution. Under the terms of this credit facility, AMERCO entered into a support party agreement with the corporation whereby upon default or noncompliance with debt covenants by the corporation, AMERCO assumes responsibility in fulfilling all obligations related to this credit facility. At March 31, 2002, there was no default on non-compliance under the terms of the credit facility.

5. NOTES AND LOANS PAYABLE

AMERCO's notes and loans payable consist of the following:

	March 31, 2002	March 31, 2001
	(in thousands)	
Short-term borrowings, 2.85% interest rate	$ 12,500	15,000
Notes payable to banks under commercial paper agreements, unsecured,	-	119,570
Notes payable to banks under revolving lines of credit, unsecured, 2.00% to 4.75% interest rates	283,000	185,000
Medium-term notes payable, unsecured, 7.23% to 8.08% interest rates, due through 2027	109,500	212,000
Notes payable under Bond Backed Asset Trust, unsecured, 7.14% interest rate, due through 2032	100,000	100,000
Notes payable to public, unsecured, 7.85% interest rate, due through 2003	175,000	175,000
Senior Note, unsecured, 7.20% interest rate, due through 2002	150,000	150,000
Senior Note, unsecured, 8.80% interest rate, due through 2005	200,000	200,000
Fair Market Value SWAP	775	-
Other notes payable, secured and unsecured, 7.00% to 11.25% interest rate, due through 2005	234	278
	1,031,009	1,156,848
Financed lease obligations	14,793	13,193
	$ 1,045,802	1,170,041

Other notes payable are secured by land and buildings at various locations with a net carrying value of $5,503,735 and $6,473,962 at March 31, 2002 and 2001, respectively.

At March 31, 2002, AMERCO had a revolving credit loan (long-term) available from participating banks under an agreement, which provided for a credit line of $400,000,000 through June 30, 2002. Depending on the form of borrowing elected, interest will be based on the London Interbank Offering Rate (LIBOR), prime rate, the federal funds effective rate, or rates determined by a competitive bid. LIBOR loans include a spread based upon the senior debt rates of AMERCO. Facility fees paid are based upon the amount of credit line. As of March 31, 2002, loans outstanding under the revolving credit line totaled $283,000,000. The revolver was refinanced in June 2002. See Note 22.

At March 31, 2002, AMERCO had borrowed $12,500,000, representing short-term borrowings, from its total uncommitted lines of credit of $59,694,000.

	Revolving credit activity Year ended			Short-term borrowing Year ended		
	2002	2001	2000	2002	2001	2000
	(in thousands, except interest rates)					
Weighted average interest rate during the year	3.53%	6.36%	5.90%	3.59%	6.67%	6.13%
Interest rate at year end	2.44%	5.68%	6.26%	2.63%	5.96%	6.32%
Maximum amount outstanding during the year	$ 283,000	258,000	365,000	33,553	41,500	52,000
Average amount outstanding during the year	$ 224,667	86,000	235,500	23,531	18,458	13,542
Facility fees	$ 507	507	508	N/A	N/A	N/A

5. NOTES AND LOANS PAYABLE, continued

AMERCO has entered into interest rate swap agreements (SWAPS) to potentially mitigate the impact of changes in interest rates on its floating rate debt. These agreements effectively change AMERCO's interest rate exposure on $45,000,000 of floating rate notes to a weighted average fixed rate of 8.63%. The SWAPS mature at the time the related notes mature. Incremental interest expense associated with SWAP activity was $2,381,000, $1,027,000 and $1,935,000 during 2002, 2001 and 2000, respectively.

At March 31, 2002, interest rate swap agreements with an aggregate notional amount of $45,000,000 were outstanding. Management estimates that at March 31, 2002 and 2001, AMERCO would be required to pay $2,872,000 and $3,696,000, respectively, to terminate the agreements. Such amounts were determined from current treasury rates combined with SWAP spreads on agreements outstanding.

During fiscal year 2002, AMERCO paid down $102,500,000 of 7.44% to 7.52% Medium Term Notes.

During fiscal year 2001, AMERCO extinguished $100,000,000 of BATs with interest of 6.89% originally due in fiscal year 2011, and $25,000,000 of 6.71% Medium-Term notes originally due in fiscal year 2009. This resulted in an extraordinary loss of $2,121,000, net of tax of $1,160,000 ($0.10 per share).

During fiscal year 2000, AMERCO extinguished $100,000,000 of BATs with interest of 6.65% originally due in fiscal year 2030, and $50,000,000 of 7.05% to 7.10% Medium-Term notes originally due in fiscal year 2007. This resulted in an extraordinary loss of $334,000, net of tax of $213,000 ($0.02 per share).

Certain of AMERCO's credit agreements contain restrictive financial and other covenants, including, among others, covenants with respect to incurring additional indebtedness, maintaining certain financial ratios and placing certain additional liens on its properties and assets. At March 31, 2002, AMERCO was in compliance with these covenants.

The annual maturities of long-term debt, excluding short-term borrowings, of AMERCO for the next five years adjusted for subsequent activity (if the revolving credit lines are outstanding to maturity), are presented in the table below:

	Year Ended					
	2003	2004	2005	2006	2007	Thereafter
	(in thousands)					
Mortgages	$ 30	32	23	26	28	65
Capital Lease	—	—	14,793	—	—	—
Fair Market Value SWAP	97	97	97	97	97	290
Medium-Term and Other Notes	150,015	175,015	205,000	—	30,000	174,500
Revolving Credit	78,000	—	205,000	—	—	—
	$ 228,142	175,144	424,913	123	30,125	174,855

Interest paid in cash amounted to $77,902,000, $92,622,000 and $77,529,000 for fiscal years 2002, 2001 and 2000, respectively.

5. NOTES AND LOANS PAYABLE, continued

SAC Holdings'notes and loans payable, non-recourse to AMERCO consist of the following:

		March 31,	
		2002	2001
		(in thousands)	
Notes payable, secured, bearing interest rates ranging from 7.50% to 8.82%, due between 2009 and 2032	$	566,243	375,533
Less discounts on notes payable	$	(8,482)	(2,207)
	$	557,761	373,326

Secured notes payable are secured by deeds of trusts on the collateralized land and buildings. Principal and interest payments on notes payable to third-party lenders are due monthly. Certain notes payable contain provisions whereby the loans may not be prepaid at any time prior to the maturity date without payment to the lender of a Yield Maintenance Premium, as defined in the loan agreements. The loans on a portfolio of sixteen properties are cross-collateralized and cross-defaulted.

At June 30, 2002, certain subsidiaries of SAC Holdings were in technical default of certain covenants related to the failure to deliver timely financial statements pursuant to certain of its agreements. Such amounts have been reflected as current in the table below. AMERCO is neither a guarantor nor a party to the borrowings of SAC Holdings or any of its subsidiaries.

The annual maturities of long-term debt for the next five years adjusted for subsequent activity (if the revolving credit lines are outstanding to maturity), are presented in the table below:

		Year Ended					
		2003	2004	2005	2006	2007	Thereafter
		(in thousands)					
Notes payable, secured	$	137,313	5,317	122,868	6,255	6,785	279,223

Interest paid in cash amounted to $33,803,000, $23,694,000 and $17,571,000 for fiscal years 2002, 2001 and 2000, respectively.

6. STOCKHOLDERS' EQUITY

AMERCO has authorized capital stock consisting of 150,000,000 shares of common stock, 150,000,000 shares of Serial common stock and 50,000,000 shares of Serial preferred stock. The Board of Directors (the Board) may authorize the Serial common stock to be issued in such series and on such terms as the Board shall determine. Serial preferred stock issuance may be with or without par value.

AMERCO has issued 6,100,000 shares of 8.5% cumulative, no par, non-voting Series A preferred stock (Series A). The Series A is not convertible into, or exchangeable for, shares of any other class or classes of stock of AMERCO. Dividends are payable quarterly in arrears and have priority as to dividends over AMERCO's common stock. On or after December 1, 2000, AMERCO, at its option, may redeem all or part of the Series A, for cash at $25.00 per share plus accrued and unpaid dividends to the redemption date.

7. ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of accumulated comprehensive income components follows:

	Foreign currency translation	Unrealized gain/(loss) on investments	Fair market value of cash flow hedge	Accumulated other comprehensive income
	(in thousands)			
Balance at March 31, 2001	$ (35,562)	(2,523)	(2,624)	(40,709)
Foreign currency translation	(4,242)	-	-	(4,242)
Fair market value of cash flow hedge, net of taxes of $ (336)	-	-	130	130
Unrealized gain on investments, net of taxes of $ 8,029	-	12,437	-	12,437
Balance at March 31, 2002	$ (39,804)	9,914	(2,494)	(32,384)
Balance at March 31, 2000	$ (28,310)	(12,568)	(1,439)	(42,317)
Foreign currency translation	(7,252)	-	-	(7,252)
Fair market value of cash flow hedge, net of taxes of $(638)	-	-	(1,185)	(1,185)
Unrealized loss on investments, net of taxes of $4,369	-	10,045	-	10,045
Balance at March 31, 2001	$ (35,562)	(2,523)	(2,624)	(40,709)

8. EARNINGS PER SHARE

The following table reflects the calculation of earnings per share:

	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(in thousands, except share and per share data)		
Year ended March 31, 2002			
Earnings from operations before extraordinary loss on early extinguishment of debt	$ 2,721		
Less: preferred stock dividends	(12,961)		
Basic loss per share			
Loss from operations before extraordinary loss on early extinguishment of debt available to common stockholders	(10,240)	21,022,712	$ (0.49)
Extraordinary loss on early extinguishment of debt, net	-		-
Net loss	(10,240)		(0.49)
Effects of dilutive securities preferred stock conversion	-	-	
Diluted loss per share			
Net loss	$ (10,240)	21,022,712	$ (0.49)

8. EARNINGS PER SHARE, continued

	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(in thousands, except share and per share data)		
Year ended March 31, 2001			
Earnings from operations before extraordinary loss on early extinguishment of debt	$ 3,133		
Less: preferred stock dividends	(12,963)		
Basic earnings per share			
Loss from operations before extraordinary loss on early extinguishment of debt available to common stockholders	(9,830)	21,486,370	$ (0.46)
Extraordinary loss on early extinguishment of debt, net	(2,121)		(0.10)
Net loss	(11,951)		(0.56)
Effects of dilutive securities			
preferred stock conversion	-	-	
Diluted loss per share			
Net loss	$ (11,951)	21,486,370	$ (0.56)

	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(in thousands, except share and per share data)		
Year ended March 31, 2000			
Earnings from operations before extraordinary loss on early extinguishment of debt	$ 63,518		
Less: preferred stock dividends	(13,641)		
Basic earnings per share			
Earnings from operations before extraordinary loss on early extinguishment of debt available to common stockholders	49,877	21,934,390	$ 2.27
Extraordinary loss on early extinguishment of debt, net	(334)		(0.01)
Net earnings	49,543		2.26
Effects of dilutive securities			
Preferred stock conversion	537	291,667	
Diluted earnings per share			
Net earnings	$ 50,080	22,226,057	$ 2.25

9. INCOME TAXES

The components of the consolidated expense for income taxes applicable to operations are as follows:

	Year ended 2002	2001	2000
	(in thousands)		
Current:			
Federal	$ 18,607	-	1,192
State	5,637	951	1,068
Foreign	923	1,042	-
Deferred:			
Federal	(20,235)	689	31,953
State	(2,674)	19	2,293
Foreign	-	-	(331)
	$ 2,258	2,701	36,175

Income taxes paid in cash amounted to $4,856,000, $3,450,000 and $1,522,000 for fiscal years 2002, 2001 and 2000, respectively.

Actual tax expense reported on earnings from operations differs from the "expected" tax expense amount (computed by applying the United States federal corporate tax rate of 35% in 2002, 2001 and 2000) as follows:

	Year ended 2002	2001	2000
	(in thousands)		
Computed "expected" tax expense	$ 1,876	2,220	34,956
Increases (reductions) in taxes resulting from:			
Tax-exempt interest income	(178)	(55)	(145)
Dividends received deduction	(1)	(1)	-
Canadian subsidiary (income)loss	(1,286)	(402)	(536)
Federal tax benefit of state and local taxes	(814)	(1,031)	(1,064)
Other	(1,225)	(42)	(66)
Actual federal tax expense	(1,628)	689	33,145
State and local income tax expense	3,886	2,012	3,030
Actual tax expense of operations	$ 2,258	2,701	36,175

9. INCOME TAXES, continued

Deferred tax assets and liabilities are comprised as follows:

	March 31, 2002	2001
	(in thousands)	
Deferred tax assets		
Benefit of tax net operating loss and credit carryforwards	$ 42,349	72,452
Accrued expenses	16,018	22,728
Deferred revenue from sale/leaseback	8,348	9,001
Policy benefits and losses, claims and loss expenses payable, net	7,215	7,807
Other	1,549	1,550
Sub-Total deferred tax assets	75,479	113,538
Less Valuation Allowance	(14,048)	(8,927)
Total deferred tax assets	61,431	104,611
Deferred tax liabilities		
Property, plant and equipment	156,274	179,580
Deferred policy acquisition costs	8,432	7,574
Total deferred tax liabilities	164,706	187,154
Net deferred tax liability	$ 103,275	82,543

The deferred tax asset was reduced by use of a portion of the net operating loss carryforward to offset a related party gain that increased additional paid in capital.

In light of AMERCO's history of profitable operations, management has concluded that it is more likely than not that AMERCO will ultimately realize the full benefit of its deferred tax assets. Accordingly, AMERCO believes that a valuation allowance is not required at March 31, 2002 and 2001. See also Note 15 of Notes to Consolidated Financial Statements.

Under the provisions of the Tax Reform Act of 1984 (the Act), the balance in Oxford's account designated "Policyholders' Surplus Account" is frozen at its December 31, 1983 balance of $19,251,000. Federal income taxes (Phase III) will be payable thereon at applicable current rates if amounts in this account are distributed to the stockholder or to the extent the account exceeds a prescribed maximum. Oxford did not incur a Phase III liability for the years ended December 31, 2001, 2000 and 1999.

The Company is currently under IRS examination for the years 1996 and 1997. The IRS has proposed adjustments to the 03/31/97 and 03/31/96 tax returns in the amount of $233,093,000 and $99,021,000, respectively, resulting in tax delinquencies of $9,332,000 for 1997 and $5,497,000 for 1996. Nearly all of the adjustments are attributable to denials of deductions claimed by the Company for certain payments made in resolution of the litigation with certain members of the Shoen family and their corporations. An unfavorable result could result in substantial cash payments, but is expected to have have minimal, if any, impact on consolidated results of operations. The Company plans to vigorously contest the IRS adjustments.

At March 31, 2002, AMERCO and RepWest have non-life net operating loss carryforwards available to offset federal taxable income in future years of $89,005,000 for tax purposes. These carryforwards expire in 2011 through 2012. AMERCO has alternative minimum tax credit carryforwards of $20,327,000 which do not have an expiration date, but may only be utilized in years in which regular tax exceeds alternative minimum tax. The use of certain carryforwards may be limited or prohibited if a reorganization or other change in corporate ownership were to occur.

9. INCOME TAXES, continued

During 1994, Oxford distributed its investment in RepWest common stock as a dividend to its parent at book value. As a result of such dividend, a deferred intercompany gain arose due to the difference between the book value and fair value of such common stock. However, such gain can only be triggered if certain events occur. To date, no events have occurred which would trigger such gain recognition. No deferred taxes have been provided in the accompanying consolidated financial statements as management believes that no events have occurred to trigger such gain.

10. TRANSACTIONS WITH FLEET OWNERS AND OTHER RENTAL EQUIPMENT OWNERS

Independent rental equipment owners (fleet owners) own approximately 5% of all U-Haul rental trailers and 0.01% of certain other rental equipment. There are approximately 1,363 fleet owners, including certain officers, directors, employees and stockholders of AMERCO. All rental equipment is operated under contract with U-Haul whereby U-Haul administers the operations and marketing of such equipment and in return receives a percentage of rental fees paid by customers. Based on the terms of various contracts, rental fees are distributed to U-Haul (for services as operators), to the fleet owners (including certain subsidiaries and related parties of U-Haul) and to Rental Dealers (including Company-operated U-Haul Centers).

RepWest insures and reinsures certain risks of U-Haul customers and independent fleet owners. Premiums earned on these policies were $17,800,000, $17,300,000 and $22,700,000 during the years ended December 31, 2001, 2000 and 1999, respectively.

11. EMPLOYEE BENEFIT PLANS

AMERCO employees participate in the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan (the Plan) which is designed to provide all eligible employees with savings for their retirement and to acquire a proprietary interest in AMERCO.

The Plan has three separate features: a profit sharing feature (the Profit Sharing Plan) under which the Employer may make contributions on behalf of participants; a savings feature (the Savings Plan) which allows participants to defer income under Section 401(k) of the Internal Revenue Code of 1986; and an employee stock ownership feature (the ESOP) under which AMERCO may make contributions of AMERCO common stock or cash to acquire such stock on behalf of participants. Generally, employees of AMERCO are eligible to participate in the Plan upon completion of a one year service requirement.

No contributions were made to the profit sharing plan in fiscal year 2002, 2001, or 2000.

AMERCO has arranged financing to fund the ESOP trust (ESOT) and to enable the ESOT to purchase shares. Below is a summary of the financing arrangements:

Financing Date	Amount outstanding as of March 31, 2002	Interest Payments 2002	2001	2000
	(in thousands)			
May 1990	-	-	8	16
June 1991	13,022	1,210	1,113	1,192
March 1999	163	14	16	-
February 2000	967	74	-	-

Shares are released from collateral and allocated to active employees based on the proportion of debt service paid in the plan year. Contributions to the ESOT charged to expense were $1,535,000, $1,627,000 and $1,771,000 for fiscal years 2002, 2001 and 2000, respectively.

The shares held by ESOP as of March 31 were as follows:

	Shares issued prior to December 31, 1992		Shares issued subsequent to December 31, 1992	
	2002	2001	2002	2001
	(in thousands)			
Allocated shares	1,397	1,467	277	239
Shares committed to be released	-	-	11	12
Unreleased shares	258	293	588	628
Fair value of unreleased shares	$ 3,581	3,812	10,237	13,341

For purposes of the schedule, fair value of unreleased shares issued prior to December 31, 1992 is defined as the historical cost of such shares. Fair value of unreleased shares issued subsequent to December 31, 1992 is defined as the March 31 trading value of such shares for 2002 and 2001.

Oxford insures various group life and group disability insurance plans covering employees of the consolidated group. Premiums earned were $1,600,000, $1,424,000 and $1,276,000 during the years ended December 31, 2001, 2000 and 1999, respectively, and were eliminated in consolidation.

12. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

AMERCO provides medical and life insurance benefits to retired employees and eligible dependents over age 65 if the employee meets specified age and service requirements.

AMERCO uses the accrual method of accounting for postretirement benefits. AMERCO continues to fund medical and life insurance benefit costs as claims are incurred.

The components of net periodic postretirement benefit cost for 2002, 2001 and 2000 are as follows:

	2002	2001	2000
		(in thousands)	
Service cost for benefits earned during the period	$ 259	228	330
Interest cost on accumulated postretirement benefit	302	276	338
Other components	(315)	(340)	(239)
Net periodic postretirement benefit cost	$ 246	164	429

The 2002 and 2001 postretirement benefit liability included the following components:

	2002	2001
	(in thousands)	
Beginning of year	$ 4,097	3,615
Service cost	259	228
Interest cost	302	276
Benefit payments and expense	(81)	(86)
Actuarial loss	405	64
Accumulated postretirement benefit obligation	4,982	4,097
Unrecognized net gain	4,107	4,827
	$ 9,089	8,924

The discount rate assumptions in computing the information above were as follows:

	2002	2001	2000
Accumulated postretirement benefit obligation	7.25%	7.50%	7.75%

The year-to-year fluctuations in the discount rate assumptions primarily reflect changes in U.S. interest rates. The discount rate represents the expected yield on a portfolio of high-grade (AA-AAA rated or equivalent) fixed-income investments with cash flow streams sufficient to satisfy benefit obligations under the plans when due.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 5.8% in 2002, declining annually to an ultimate rate of 4.20% in 2015.

If the health care cost trend rate assumptions were increased by 1.00%, the accumulated postretirement benefit obligation as of March 31, 2002 would be increased by approximately $219,000 and a decrease of 1.00% would reduce the accumulated postretirement benefit obligation by $241,000.

Postemployment benefits, other than retirement, provided by AMERCO are not material.

13. REINSURANCE

In the normal course of business, RepWest and Oxford assume and cede reinsurance on both a coinsurance and risk premium basis. RepWest and Oxford obtain reinsurance for that portion of risks exceeding retention limits. The maximum amount of life insurance retained on any one life is $150,000.

A summary of reinsurance transactions by business segment follows:

	Direct amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
			(in thousands)		
Year ended December 31, 2001					
Life insurance in force	$ 2,088,898	925,608	1,732,122	2,895,412	60%
Premiums earned:					
Life	$ 21,437	8,889	14,083	26,631	53%
Accident and health	116,445	18,265	28,051	126,231	22%
Annuity	1,651	-	3,939	5,590	70%
Property - casualty	237,644	55,301	91,699	274,042	33%
Total	$ 377,177	82,455	137,772	432,494	

	Direct amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
			(in thousands)		
Year ended December 31, 2000					
Life insurance in force	$ 1,736,332	923,472	1,812,548	2,625,408	69%
Premiums earned:					
Life	$ 23,666	2,493	8,232	29,405	28%
Accident and health	72,593	15,195	16,884	74,282	23%
Annuity	574	-	6,932	7,506	92%
Property - casualty	154,998	33,182	96,281	218,097	44%
Total	$ 251,831	50,870	128,329	329,290	

	Direct amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
			(in thousands)		
Year ended December 31, 1999					
Life insurance in force	$ 1,508,961	932,004	1,930,832	2,507,789	77%
Premiums earned:					
Life	$ 26,745	2,527	6,480	30,698	21%
Accident and health	43,833	15,121	29,377	58,089	51%
Annuity	69	3	6,269	6,335	99%
Property - casualty	111,488	27,004	89,319	173,803	51%
Total	$ 182,135	44,655	131,445	268,925	

13. REINSURANCE, continued

RepWest is a reinsurer of municipal bond insurance through an agreement with MBIA, Inc. Premiums generated through this agreement are recognized on a pro rata basis over the contract coverage period. Unearned premiums on this coverage were $4,300,000 as of December 31, 2001 and 2000, respectively. RepWest's share of case loss reserves related to this coverage was insignificant at December 31, 2001. RepWest's aggregate exposure for Class 1 municipal bond insurance was $849,000,000 as of December 31, 2001.

To the extent that a reinsurer is unable to meet its obligation under the related reinsurance agreements, RepWest would remain liable for the unpaid losses and loss expenses. Pursuant to certain of these agreements, RepWest holds letters of credit of $8,400,000 from reinsurers. RepWest has issued letters of credit of approximately $18,000,000 in favor of certain ceding companies.

RepWest insures and reinsures general liability, auto liability and workers' compensation coverage for member companies of the consolidated group. Premiums earned by RepWest on these policies were $12,829,000, $6,091,000 and $6,878,000 during the years ended December 31, 2001, 2000 and 1999, respectively, and were eliminated in consolidation.

14. CONTINGENT LIABILITIES AND COMMITMENTS

AMERCO uses certain equipment and occupies certain facilities under operating lease commitments with terms expiring through 2079. Lease expense was $174,973,000, $178,458,000 and $136,044,000 for the years ended 2002, 2001 and 2000, respectively. During the year ended March 31, 2002, a subsidiary of U-Haul entered into six transactions, whereby AMERCO sold rental trucks, which were subsequently leased back. AMERCO has guaranteed $203,013,000 of residual values at March 31, 2002, for these assets at the end of the respective lease terms. Certain leases contain renewal and fair market value purchase options as well as mileage and other restrictions similar to covenants disclosed in Note 5 of Notes to Consolidated Financial Statements for notes payable and loan agreements. See also Note 13.

Following are the lease commitments for leases having terms of more than one year:

	March 31, 2002		
Year ended	Property, plant and other equipment	Rental fleet	Total
	(in thousands)		
2003	$ 1,231	151,585	152,816
2004	982	62,316	63,298
2005	928	50,864	51,792
2006	917	88,690	89,607
2007	771	71,798	72,569
Thereafter	524	33,690	34,214
	$ 5,353	458,943	464,296

The Company, at the expiration of the lease, has the option to renew the lease, purchase the units for fair market value, or sell the units to a third party on behalf of the lessor. On or before a specific date prior to the expiration date of the lease, the Company has the ability to exercise a TRAC option. Under this provision the Company has the right to purchase the units at a specified price. At March 31, 2002, U-Haul exercised one purchase option totaling $972,000.

The Company maintains credit facilities and leasing agreements, collectively the Lease Facilities. Under these Lease Facilities, the lessor acquires land to be developed for storage locations with advances of funds (the Advances) made by certain parties to the facilities. AMERCO separately leases the land and improvements, including completed locations (the Properties) under the facilities and respective lease supplements.

In December of 1996, AMERCO executed a $100,000,000 Lease Facility with a number of financial institutions, which was amended and restated in July 1999 to $170,000,000. This credit facility related to this LeaseFacility terminated in July of 2001, however the leasing agreement under which AMERCO leases the Properties does not terminate until July

14. CONTINGENT LIABILITIES AND COMMITMENTS, continued

of 2004. In September 1999, and April of 2001, AMERCO entered into additional Lease Facilities for available credit of $125,000,000 and $61,739,000, respectively. Both the Credit Facility and the Leasing Agreement for the respective facilities expire in September 2004 and April 2004, respectively. Available credit under the Lease Facilities totaled $80,761,000 and $63,334,000 at March 31, 2002 and 2001 respectively.

As of March 31, 2002 the Company leased property valued at $255,032,000 under the Lease Facilities, of this, $118,002,000 represents properties qualifying as operating leases and $137,030,000 has been financed by the Company through the Lease Facility.

The facilities contain certain restrictions similar to those contained in Note 5. Upon occurrence of any event of default, the lessor may rescind or terminate any or all leases and, among other things, require AMERCO to repurchase any or all of the properties. The facilities have a three-year term, with options for successive one-year renewal terms subject to consent of other parties.

Upon the expiration of the facilities, AMERCO may either purchase all of the properties based on a purchase price equal to all amounts outstanding under the Advances, including the interest and yield thereon, or remarket all of the properties to a third party purchaser who may become a subsequent lessor to AMERCO.

In the normal course of business, AMERCO is a defendant in a number of suits and claims. AMERCO is also a party to several administrative proceedings arising from state and local provisions that regulate the removal and/or cleanup of underground fuel storage tanks. It is the opinion of management that none of such suits, claims or proceedings involving AMERCO, individually or in the aggregate, are expected to result in a material loss. Also see Notes 13 and 15 of Notes to Consolidated Financial Statements.

Compliance with environmental requirements of federal, state and local governments significantly affects Real Estate's business operations. Among other things, these requirements regulate the discharge of materials into the water, air and land and govern the use and disposal of hazardous substances. Real Estate is aware of issues regarding hazardous substances on some of its properties. Real Estate regularly makes capital and operating expenditures to stay in compliance with environmental laws and has put in place a remedial plan at each site where it believes such a plan is necessary. Since 1988, Real Estate has managed a testing and removal program for underground storage tanks. Under this program, over 3,000 tanks have been removed at a cost of $43.7 million.

A subsidiary of U-Haul, INW Company (INW), owns one property located within two different state hazardous substance sites in the State of Washington. The sites are referred to as the "Yakima Valley Spray Site" and the "Yakima Railroad Area." INW has been named as a "potentially liable party" under state law with respect to this property as it relates to both sites. As a result of the cleanup costs of approximately $5.5 to $10.0 million required by the State of Washington, INW filed for reorganization under the federal bankruptcy laws in May of 2001. The potential liability to INW could be in the range of $2.0 million to $5.5 million.

Based upon the information currently available to Real Estate, compliance with the environmental laws and its share of the costs of investigation and cleanup of known hazardous waste sites are not expected to have a material adverse effect on AMERCO's financial position or operating results.

15. LEGAL PROCEEDINGS

On October 1, 1996, AMERCO made the final payment of approximately $448,100,000 to the plaintiffs (non-management shareholders and their affiliates) in the full settlement of a legal dispute related to control of AMERCO. As a result, the plaintiffs that owned AMERCO stock were required to transfer all of their shares of common stock to AMERCO. The total number of shares transferred was 18,254,976. AMERCO has deducted for income tax purposes approximately $372,000,000 of payments previously made to the former shareholders. While AMERCO believes that such income tax deductions are appropriate, there can be no assurance that such deductions ultimately will be allowed in full. See Note 9.

Pursuant to the $7.5 million settlement of a class action lawsuit relating to overtime compensation and brought on behalf of current and former Moving Center General Managers in California, Sarah Saunders, et al. vs. U-Haul Company of California, Inc., final payment was made on April 5, 2002.

On July 20, 2000, Charles Kocher ("Kocher") filed suit in Wetzel County, West Virginia, Civil Action No. 00-C-51-K, entitled Charles Kocher v. Oxford Life Insurance Co. ("Oxford") seeking compensatory and punitive damages for breach of contract, bad faith and unfair claims settlement practices arising from an alleged failure of Oxford to properly and timely pay a claim under a disability and dismemberment policy. Kocher purchased the policy in conjunction with the purchase of a $7,800 used pick-up truck. Although Oxford violated no pretrial discovery order and had never been on notice of the possibility of sanctions for its pretrial conduct, immediately prior to trial, the court sanctioned Oxford by directing a verdict against Oxford on liability for compensatory and punitive damages. Therefore, the only issue presented to the jury was the amount of compensatory and punitive damages. On March 22, 2002, the jury returned a verdict of $5 million in compensatory damages and $34 million in punitive damages. On June 10, 2002, the trial court heard argument on Oxford's "Motion for New Trial Or, in The Alternative, Remittitur." On June 28, 2002 the parties submitted proposed draft orders from which the trial court will fashion its Final Judgment. Management does not believe that the sanction imposed against Oxford is sustainable and expects the sanction to be overturned. Accordingly, no amounts have been recorded related to this matter. Moreover, Management does not believe that the jury award has any reasonable nexus to the actual harm suffered by Kocher and, therefore, is not sustainable.

16. PREFERRED STOCK PURCHASE RIGHTS

AMERCO's Board of Directors adopted a stockholder-rights plan in July 1998. The rights were declared as a dividend of one preferred share purchase right for each outstanding share of AMERCO's common stock. The dividend distribution was payable on August 17, 1998 to the stockholders of record on that date. When exercisable, each right will entitle its holder to purchase from AMERCO one one-hundredth of a share of Series C Junior Participating Preferred Stock (Series C), no par value per share of AMERCO, at a price of $132.00 per one one-hundredth of a share of Series C, subject to adjustment. AMERCO has created a series of 3,000,000 shares of authorized but unissued preferred stock for the Series C stock authorized in this stockholder-rights plan.

The rights will become exercisable if a person or group of affiliated or associated persons acquire or obtain the right to acquire beneficial ownership of 10% or more of the common stock without approval of a majority of the Board of Directors of AMERCO. The rights will expire on August 7, 2008 unless earlier redeemed or exchanged by AMERCO.

In the event AMERCO is acquired in a merger or other business combination transaction after the rights become exercisable, each holder of a right would be entitled to receive that number of shares of the acquiring company's common stock equal to the result obtained by multiplying the then current Purchase Price by the number one one-hundredths of a share of Series C for which a right is then exercisable and dividing that product by 50% of the then current market price per share of the acquiring company.

17. STOCK OPTION PLAN

AMERCO's stockholders approved a ten year incentive plan entitled the AMERCO Stock Option and Incentive Plan (the Plan) for officers and key employees in October 1992. No stock options or awards have been granted under this plan to date.

The aggregate numbers of shares of stock subject to award under the Plan may not exceed 3,000,000. The stock subject to the Plan is AMERCO common stock unless prior to the date the first award is made under the Plan, a Committee of at least two Board members determines, in its discretion, to utilize another class of AMERCO stock. The features of the Plan are:

Incentive Stock Options (ISO's) - as defined under the Internal Revenue Code and Non-qualified Stock Options under such terms and conditions as the Committee determines in its discretion. The ISO's may be granted at prices not less than one-hundred percent of the fair market value at the date of grant with a term not exceeding ten years.

Stock Appreciation Right (SAR's) - subject to certain conditions and limitations to holders of options under the Plan. SAR's permit the optionee to surrender an exercisable option for an amount equal to the excess of the market price of the common stock over the option price when the right is exercised.

Restricted Stock Award - a specified number of common shares may be granted subject to certain restrictions. Restriction violations during a specified period result in forfeiture of the stock. The Committee may, at its discretion, impose any restrictions on a Restricted Stock award.

Dividend Equivalents - in connection with options. Dividend Equivalents are rights to receive additional shares of stock at the time of exercise of the option to which such Dividend Equivalents apply.

Performance Share - deemed to be the equivalent of one share of stock and credited to a Performance Share account to be maintained for each Holder. The value of the shares at time of award or payment is the fair market value of an equivalent number of shares of stock. At the end of the award period, payment may be made subject to certain predetermined criteria and restrictions.

18. RELATED PARTY TRANSACTIONS

AMERCO has related party transactions with certain major stockholders, directors and officers of the consolidated group as disclosed in Notes 2, 6, 10 and 16 of Notes to Consolidated Financial Statements and below. Management believes that the transactions described in the related notes and below were consummated on terms equivalent to those that would prevail in arm's-length transactions.

During the year ended 2001, AMERCO sold $10,510,000 of remanufactured engines and small automotive parts and purchased $53,671,000 of automotive parts and tools from a company wherein a major stockholder, director and officer of AMERCO formerly had a beneficial minority ownership interest. The related party interest ceased to exist as of December 31, 2000.

During the year ended 2001, AMERCO purchased $1,090,000 of rebuilt torque converters and other related transmission parts from a company wherein an owner was a family member of a major stockholder, director and officer of AMERCO. The related party interest ceased to exist as of December 31, 2000.

During the years ended 2002, 2001 and 2000, AMERCO purchased $3,238,000, $3,460,000 and $3,371,000, respectively, of printing services from a company wherein an owner is related to a major stockholder, director and officer of AMERCO.

19. SUPPLEMENTAL CASH FLOW INFORMATION

The (increase) decrease in receivables, and inventories and increase (decrease) in accounts payable and accrued expenses net of other operating and investing activities follows:

		Year ended		
		2002	2001	2000
			(in thousands)	
Receivables	$	27,899	(54,369)	(24,769)
Inventories	$	7,723	(289)	(3,794)
Accounts payable and accrued expenses	$	(17,763)	(9,479)	(19,109)

20. SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION OF INSURANCE SUBSIDIARIES

A summarized consolidated balance sheet for RepWest is presented below:

	December 31,	
	2001	2000
	(in thousands)	
Investments, securities	$ 362,569	409,535
Investments, other	95,918	34,062
Receivables	230,228	200,651
Deferred policy acquisition costs	16,209	21,637
Due from affiliate	89,939	43,121
Deferred federal income taxes	12,048	13,167
Other assets	12,909	11,961
Total assets	$ 819,820	734,134
Policy liabilities and accruals	$ 459,867	372,328
Unearned premiums	91,725	107,768
Other policyholders' funds and liabilities	54,203	61,952
Total liabilities	605,795	542,048
Stockholder's equity	214,025	192,086
Total liabilities and stockholder's equity	$ 819,820	734,134

A summarized consolidated income statement for RepWest is presented below:

	Year ended December 31,		
	2001	2000	1999
		(in thousands)	
Premiums	$ 274,042	218,097	173,803
Net investment income	27,614	29,103	33,004
Total revenue	301,656	247,200	206,807
Benefits and losses	269,115	204,133	150,543
Amortization of deferred policy acquisition costs	22,068	16,308	13,358
Operating expenses	78,656	56,653	34,972
Total expenses	369,839	277,094	198,873
Income from operations	(68,183)	(29,894)	7,934
Income tax benefit (expense)	23,802	10,494	(2,611)
Net income(loss)	$ (44,381)	(19,400)	5,323

20. SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION OF INSURANCE SUBSIDIARIES, continued

A summarized consolidated balance sheet for Oxford is presented below:

	December 31, 2001	December 31, 2000
	(in thousands)	
Investments, fixed maturities	$ 632,306	542,947
Investments, other	172,281	171,684
Receivables	26,689	27,430
Deferred policy acquisition costs	85,099	78,170
Deferred federal income taxes	-	304
Other assets	12,996	29,776
Total assets	$ 929,371	850,311
Policy liabilities and accruals	$ 177,751	185,038
Premium deposits	572,793	522,207
Other policyholders' funds and liabilities	27,718	21,525
Due to affiliate	10,660	10,942
Deferred federal income taxes	11,642	10,793
Total liabilities	800,564	750,505
Stockholder's equity	128,807	99,806
Total liabilities and stockholder's equity	$ 929,371	850,311

A summarized consolidated income statement for Oxford is presented below:

	Year ended December 31, 2001	2000	1999
		(in thousands)	
Premiums	$ 160,052	112,616	96,406
Net investment income	26,980	22,166	21,540
Total revenue	187,032	134,782	117,946
Benefits and losses	120,407	79,233	59,049
Amortization of deferred policy acquisition costs	18,583	19,638	21,629
Operating expenses	36,992	28,962	23,078
Total expenses	175,982	127,833	103,756
Income from operations	11,050	6,949	14,190
Income tax expense	(3,847)	(2,298)	(4,117)
Net income	$ 7,203	4,651	10,073

20. SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION OF INSURANCE SUBSIDIARIES, continued

Applicable laws and regulations of the State of Arizona require maintenance of minimum capital determined in accordance with statutory accounting practices in the amount of $450,000 for Oxford and $1,000,000 for RepWest. In addition, the amount of dividends which can be paid to stockholders by insurance companies domiciled in the State of Arizona is limited. Any dividend in excess of the limit requires prior regulatory approval. Statutory surplus which can be distributed as dividends is $82,000 for Oxford and $15,200,000 for RepWest at December 31, 2001.

The Regulatory authorities impose minimum risk-based capital ("RBC") requirements that were developed by the NAIC, on insurance enterprises. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on perceived degree of risk. Regulatory compliance is determined by a ratio of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The RBC measures of the Company, NAI and CFLIC as of December 31, 2001 were all above the minimum standards.

Audited statutory net income(loss) for RepWest for the years ended December 31, 2001, 2000 and 1999 was $(36,615,000), $(28,116,000) and $9,907,000, respectively; audited statutory capital and surplus was $151,604,000 and $117,430,000 at December 31, 2001 and 2000, respectively.

Audited statutory net income (loss) for Oxford for the years ended December 31, 2001, 2000 and 1999 was $(1,289,000), $6,626,000 and $1,599,000, respectively; audited statutory capital and surplus was $77,956,000 and $53,473,000 at December 31, 2001 and 2000, respectively.

On November 13, 2000, Oxford acquired all of the issued and outstanding shares of Christian Fidelity Life Insurance Company (CFLIC)in an exchange of cash for stock, for $37,586,000. CFLIC's premium volume is primarily from the sale of Medicare Supplement products.

AMERCO AND CONSOLIDATED SUBSIDIARIES AND SAC HOLDING CORPORATIONS AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

21. INDUSTRY SEGMENT AND GEOGRAPHIC AREA DATA

Information concerning operations by industry segment follows:

	Moving and Storage Operations(1)	Real Estate	Property/ Casualty Insurance	Life Insurance	Adjustments and Eliminations	Consolidated
			(in thousands)			
Fiscal year 2002						
Revenues:						
Outside	$ 1,584,952	8,800	288,826	185,432	-	2,068,010
Intersegment	-	78,649	12,830	1,600	(93,079)	-
Total revenue	$ 1,584,952	87,449	301,656	187,032	(93,079)	2,068,010
Depreciation/ amortization	$ 117,784	10,822	22,068	18,766	-	169,440
Interest expense	$ 116,345	34,299	-	-	(34,299)	116,345
Pretax earnings	$ 24,220	37,892	(68,183)	11,050	-	4,979
Income tax benefit(expense)	$ (8,919)	(13,294)	23,802	(3,847)	-	(2,258)
Identifiable assets at March 31, 2002	$ 1,881,800	597,295	817,480	929,371	(452,491)	3,773,455
Fiscal year 2001						
Revenues:						
Outside	$ 1,499,916	13,659	241,109	133,358	-	1,888,042
Intersegment	-	69,379	6,091	1,424	(76,894)	-
Total revenue	$ 1,499,916	83,038	247,200	134,782	(76,894)	1,888,042
Depreciation/ amortization	$ 108,088	11,005	17,588	20,120	-	156,801
Interest expense	$ 114,576	44,265	-	-	(44,265)	114,576
Pretax earnings	$ 7,235	21,544	(29,894)	6,949	-	5,834
Income tax benefit(expense)	$ (3,357)	(7,540)	10,494	(2,298)	-	(2,701)
Extraordinary loss on early extinguishment of debt, net	$ (2,121)	-	-	-	-	(2,121)
Identifiable assets at March 31, 2002	$ 1,676,477	735,999	734,134	850,311	(358,482)	3,638,439

21. INDUSTRY SEGMENT AND GEOGRAPHIC AREA DATA, continued

	Moving and Storage Operations(1)	Real Estate	Property/ Casualty Insurance	Life Insurance	Adjustments and Eliminations	Consolidated
			(in thousands)			
Fiscal year 2000						
Revenues:						
Outside	$ 1,410,152	9,365	199,929	116,425	-	1,735,871
Intersegment	-	71,021	6,878	1,274	(79,173)	-
Total revenue	$ 1,410,152	80,386	206,807	117,699	(79,173)	1,735,871
Depreciation/ amortization	$ 96,536	10,512	14,819	21,787	-	143,654
Interest expense	$ 99,859	39,257	-	-	(39,257)	99,859
Pretax earnings	$ 52,115	25,454	7,934	14,190	-	99,693
Income tax expense	$ 20,517	8,930	2,611	4,117	-	36,175
Extraordinary loss on early extinguishment of debt, net	$ (334)	-	-	-	-	(334)
Identifiable assets at March 31, 2001	$ 1,554,706	687,855	664,787	721,311	(337,367)	3,291,292

(1) Includes SAC Holding Corporations.

21. INDUSTRY SEGMENT AND GEOGRAPHIC AREA DATA, continued

Geographic Area Data (All amounts are in U.S. $'s)		United States	Canada	Consolidated
			(in thousands)	
Fiscal year 2002				
Total revenues	$	2,015,675	52,335	2,068,010
Depreciation/amortization	$	164,210	5,230	169,440
Interest expense	$	112,153	4,192	116,345
Pretax earnings	$	(350)	5,329	4,979
Income tax expense	$	(2,403)	145	(2,258)
Identifiable assets at March 31, 2002	$	3,655,852	117,603	3,773,455
Fiscal year 2001				
Total revenues	$	1,841,832	46,210	1,888,042
Depreciation/amortization	$	151,591	5,210	156,801
Interest expense	$	111,864	2,712	114,576
Pretax earnings (loss)	$	3,683	2,151	5,834
Income tax expense	$	(2,695)	(6)	(2,701)
Identifiable assets at March 31, 2001	$	3,534,344	104,095	3,638,439
Fiscal year 2000				
Total revenues	$	1,697,724	38,147	1,735,871
Depreciation/amortization	$	139,479	4,175	143,654
Interest expense	$	98,932	927	99,859
Pretax earnings	$	97,355	2,338	99,693
Income tax expense	$	(36,175)	-	(36,175)
Extraordinary loss	$	(334)	-	(334)
Identifiable assets at March 31, 2000	$	3,229,254	62,038	3,291,292

22. SUBSEQUENT EVENTS

On May 7, 2002, AMERCO declared a cash dividend of $3,241,000 ($0.53125 per preferred share) to the Series A preferred stockholders of record as of May 17, 2002.

In May 2002, AMERCO entered into an agreement with various insurance lenders for $100,000,000 with maturities ranging from 4 to 10 years and fixed interest rates of 7.85% to 9.03%.

On June 28, 2002, AMERCO entered into an agreement replacing an existing revolver agreement with a 3 year revolver for $205,000,000. The interest rate is based on a spread over LIBOR that will be determined over the term of the agreement.

23. CONSOLIDATING FINANCIAL STATEMENTS

Presented below are the consolidating statements of AMERCO and Consolidated Subsidiaries (AMERCO) and SAC Holding Corporations and Consolidated Subsidiaries (SAC Holdings):

	AMERCO		SAC Holdings		Adjustments and Eliminations		Consolidated	
	2002	2001	2002	2001	2002	2001	2002	2001
	(in thousands)							
Cash and cash equivalents	$ 47,641	52,778	10	10	-	-	47,651	52,788
Trade receivables, net	279,914	252,015	-	-	-	-	279,914	252,015
Notes and mortgage receivables , net	29,374	38,315	-	-	(13,467)	(9,161)	15,907	29,154
Inventories, net	72,327	82,917	4,192	1,325	-	-	76,519	84,242
Prepaid expenses	44,584	26,888	-	-	(13,515)	(3,549)	31,069	23,339
Investments, fixed maturities	994,875	952,482	-	-	-	-	994,875	952,482
Investments, other	613,573	431,333	30,091	3,910	(393,206)	(232,364)	250,458	202,879
Deferred policy acquisition costs	101,308	99,807	-	-	-	-	101,308	99,807
Other assets	35,158	33,467	25,693	9,639	-	-	60,851	43,106
	2,218,754	1,970,002	59,986	14,884	(420,188)	(245,074)	1,858,552	1,739,812
Property, plant and equipment, at cost:								
Land	160,898	197,281	264,410	173,403	-	-	425,308	370,684
Buildings and improvements	703,841	864,710	713,107	475,393	(255,030)	(118,946)	1,161,918	1,221,157
Furniture and equipment	288,707	282,362	1,763	258	-	-	290,470	282,620
Rental trailers and other rental equipment	176,785	181,159	-	-	-	-	176,785	181,159
Rental trucks	1,071,604	1,037,653	-	-	-	-	1,071,604	1,037,653
	2,401,835	2,563,165	979,280	649,054	(255,030)	(118,946)	3,126,085	3,093,273
Less accumulated depreciation	1,172,509	1,168,183	37,541	25,009	1,132	1,454	1,211,182	1,194,646
Total property, plant and equipment	1,229,326	1,394,982	941,739	624,045	(256,162)	(120,400)	1,914,903	1,898,627
Total Assets	$3,448,080	3,364,984	1,001,725	638,929	(676,350)	(365,474)	3,773,455	3,638,439

The accompanying notes are an integral part of these consolidated financial statements.

23. CONSOLIDATING FINANCIAL STATEMENTS, CONTINUED

Liabilities and Stockholders' Equity	AMERCO 2002	AMERCO 2001	SAC Holdings 2002	SAC Holdings 2001	Adjustments and Eliminations 2002	Adjustments and Eliminations 2001	Consolidated 2002	Consolidated 2001
	(in thousands)							
Liabilities:								
Accounts payable and accrued expenses	$ 107,852	149,074	54,953	27,188	(13,467)	(9,160)	149,338	167,102
AMERCO'S notes and loans payable	1,045,802	1,170,041	-	-	-	-	1,045,802	1,170,041
SAC Holdings'notes and loans payable, non-recourse to AMERCO	-	-	957,379	624,989	(399,618)	(251,663)	557,761	373,326
Policy benefits and losses, claims and loss expenses payable	729,343	668,830	-	-	-	-	729,343	668,830
Liabilities from investment contracts	572,793	522,207	-	-	-	-	572,793	522,207
Cash overdraft	34,629	26,484	-	-	-	-	34,629	26,484
Other policyholders' funds and liabilities	74,048	79,172	-	-	-	-	74,048	79,172
Deferred income	22,449	32,346	-	8,047	(15,089)	(3,923)	7,360	36,470
Deferred income taxes	191,942	128,703	-	-	(88,667)	(46,160)	103,275	82,543
Total liabilities	2,778,858	2,776,857	1,012,332	660,224	(516,841)	(310,906)	3,274,349	3,126,175
Minority Interest	-	-	8,913	10,416	(8,913)	(10,416)	-	-
Stockholders' equity:								
Serial preferred stock	-	-	-	-	-	-	-	-
Series B preferred stock	-	-	-	-	-	-	-	-
Serial common stock - Series A common stock	1,441	1,441	-	-	-	-	1,441	1,441
Common stock	9,122	9,122	-	-	-	-	9,122	9,122
Additional paid-in capital	405,794	312,128	28,281	3,312	(166,363)	(72,786)	267,712	242,654
Accumulated other comprehensive income	(32,384)	(40,709)	(2,385)	(1,398)	2,385	1,398	(32,384)	(40,709)
Retained earnings	716,172	727,935	(45,416)	(33,625)	45,858	32,544	716,614	726,854
Cost of common shares in treasury, net	(416,771)	(406,617)	-	-	(32,476)	(5,308)	(449,247)	(411,925)
Unearned employee stock Ownership plan shares	(14,152)	(15,173)	-	-	-	-	(14,152)	(15,173)
Total stockholders' equity	669,222	588,127	(19,520)	(31,711)	(150,596)	(44,152)	499,106	512,264
Contingent liabilities and commitments	-	-	-	-	-	-	-	-
Total Liabilities and Stockholders' Equity	$ 3,448,080	3,364,984	1,001,725	638,929	(676,350)	(365,474)	3,773,455	3,638,439

The accompanying notes are an integral part of these consolidated financial statements.

23. CONSOLIDATING FINANCIAL STATEMENTS, CONTINUED

	AMERCO		SAC Holdings		Adjustments and Eliminations		Consolidated	
	2002	2001	2002	2001	2002	2001	2002	2001
	(in thousands)							
Revenues								
Rental revenue	$ 1,247,065	1,204,959	111,116	88,558	(14,159)	(7,985)	1,344,022	1,285,532
Net sales	198,367	194,320	24,449	17,922	-	-	222,816	212,242
Premiums	433,593	323,198	-	-	-	-	433,593	323,198
Net investment and interest income	73,542	71,956	-	-	(5,963)	(4,886)	67,579	67,070
Total revenues	1,952,567	1,794,433	135,565	106,480	(20,122)	(12,871)	2,068,010	1,888,042
Costs and expenses								
Operating expenses	1,055,100	1,001,943	62,227	51,468	(7,881)	(6,243)	1,109,446	1,047,168
Cost of sales	111,539	116,690	11,321	9,877	-	-	122,860	126,567
Benefits and losses	389,522	283,366	-	-	-	-	389,522	283,366
Amortization of deferred acquisition costs	40,674	35,946	-	-	-	-	40,674	35,946
Lease expense	182,979	176,554	-	-	(7,478)	(3,477)	175,501	173,077
Depreciation, net	94,786	88,892	14,219	11,708	(322)	908	108,683	101,508
Total costs and expenses	1,874,600	1,703,391	87,767	73,053	(15,681)	(8,812)	1,946,686	1,767,632
Earnings from operations	77,967	91,042	47,798	33,427	(4,441)	(4,059)	121,324	120,410
Interest expense	76,070	87,378	61,093	51,289	(20,818)	(24,091)	116,345	114,576
Pretax earnings	1,897	3,664	(13,295)	(17,862)	16,377	20,032	4,979	5,834
Income tax expense	(698)	(1,358)	1,560	(1,343)	(3,120)	-	(2,258)	(2,701)
Earnings from operations before extraordinary loss on early extinguishment of debt	1,199	2,306	(11,735)	(19,205)	13,257	20,032	2,721	3,133
Extraordinary loss on early extingusihment of debt	-	(2,121)	-	-	-	-	-	(2,121)
Net earnings	$ 1,199	185	(11,735)	(19,205)	13,257	20,032	2,721	1,012

The accompanying notes are an integral part of these consolidated financial statements.

AMERCO AND CONSOLIDATED SUBSIDIARIES AND SAC HOLDING CORPORATIONS AND CONSOLIDATED SUBSIDIARIES

Market for Amerco's Common Equity And Related Stockholder Matters

As of July 12, 2002, there were approximately 1,150 holders of record of AMERCO's common stock.

AMERCO's common stock has been traded on NASDAQ National Market (NASDAQ) since November 1994 under the symbol "UHAL". The following table sets forth the high and low closing prices of the common stock of AMERCO trading on NASDAQ for the periods indicated.

	For the Years Ended March 31,			
	2002		2001	
	High	Low	High	Low
First quarter	22.30	16.98	20.00	16.25
Second quarter	22.50	17.90	21.13	18.31
Third quarter	19.70	17.00	24.38	18.56
Fourth quarter	19.10	14.75	22.38	17.22

AMERCO has not declared any cash dividends to common stockholders for the two most recent fiscal years.

AMERCO does not have a formal dividend policy. AMERCO's Board of Directors periodically considers the advisability of declaring and paying dividends in light of existing circumstances. AMERCO does not intend to pay dividends in the foreseeable future. See Note 20 of Notes to Consolidated Financial Statements for a discussion of certain statutory restrictions on the ability of the insurance subsidiaries to pay dividends to AMERCO.

See Note 16 of Notes to Consolidated Financial Statements for a discussion of AMERCO's non-cash dividends. See Note 6 of Notes to Consolidated Financial Statements for a discussion of changes to common shares outstanding.

The common stock of U-Haul is wholly-owned by AMERCO. As a result, no active trading market exists for the purchase and sale of such common stock. No cash dividends were declared to AMERCO by U-Haul during the two most recent fiscal years.

STOCKHOLDER INFORMATION

Corporate Business

AMERCO, a Nevada corporation, was incorporated in April 1969, and is the holding company of the wholly owned subsidiaries comprising the U-Haul System (collectively, the "Company"). The Company had its origin in 1945 under the name "U-Haul Trailer Rental Company." The Company is primarily engaged in the short-term rental of trucks, trailers, and related equipment to the do-it-yourself mover. The Company also sells related moving products and services, and rents self-storage facilities and general rental items. In addition, the Company's insurance subsidiaries engage in the life and property/casualty insurance and reinsurance business. The Company employs 16,100 people.

Committees of the AMERCO Board of Directors

Audit Committee
John P. Brogan
John M. Dodds
James J. Grogan

Executive Finance Committee
Edward J. Shoen
Charles J. Bayer
John P. Brogan

Compensation Committee
John P. Brogan
James J. Grogan

Corporate Headquartrers

1325 Airmotive Way, Suite 100
Reno, Nevada 89502-3239
(775) 688-6300

Independent Accountants

PricewaterhouseCoopers LLP
Phoenix, Arizona

Form 10-K

Copies of Amerco's Annual Report on Form 10-K are available, at no cost upon request, by contacting:
Jennifer Flachman
Media and Public Relations Director
U-Haul International, Inc.
P.O. Box 21502
Phoenix, Arizona 85036-1502

Transfer Agent

ChaseMellon
50 California Street, 10th Floor
San Francisco, CA 94111


AT 5726 K
AMERCO
U-HAUL
INTERNATIONAL
Republic Western Insurance Company
OXFORD
LIFE INSURANCE COMPANY
AMERCO
REAL ESTATE COMPANY

©2002 U-HAUL® INT'L.